EXHIBIT 2

EXECUTION COPY

Confidential

SHARE PURCHASE AND SALE AGREEMENT

between

IBASIS, INC.

and

KPN TELECOM B.V.

Dated as of June 21, 2006

EXHIBITS	Number

Form of Legend	2.02(c)
Form of Seller Certificate	2.01(b)
Form of Amended and Restated By-laws	3.27

INDEX OF DEFINED TERMS

Location of
Defined Term	Defined Term

1997 Stock Plan	Preamble
affiliate	Section 10.05(b)
Agreement	Preamble
Ancillary Agreements	Section 3.04(a)
Applicable Law	Section 3.05(a)
Assumed Liabilities	Section 10.05(b)
business day	Section 10.05(b)
By-law Amendments	Section 3.27
By-laws	Section 3.01
Capital Stock	Section 3.03(a)
Cash Payment	Preamble
Certificate of Incorporation	Section 3.01
Certifying Seller Officers	Section 3.07(d)
Closing	Section 2.01
Closing Date	Section 2.01
Code	Section 3.16(m)
Common Stock	Preamble
Commonly Controlled Entity	Section 3.22
Confidentiality Agreement	Section 5.04(a)
Consent	Section 3.05(b)
Contract	Section 3.05(a)
Current Assets	Section 2.04(g)
Current Liabilities	Section 2.04(g)
Current Market Price	Section 5.12(a)
Designated Percentage	Section 5.12(b)
DGCL	Section 3.03(c)
Dividend	Section 2.03(a)
Dividend Amount	Section 2.03(a)
DOJ	Section 5.05(b)
EC Merger Regulation	Section 3.05(b)
Environmental Laws	Section 3.18(c)
ERISA	Section 3.23(a)
Exchange Act	Section 3.05(b)
Existing Stockholders	Preamble
Filed Seller SEC Documents	Preamble to Article III
FTC	Section 5.05(b)

Fully-Diluted Basis	Section 1.02
Fully-Diluted Common Stock Number	Section 1.02
Governmental Entity	Section 3.05(b)
Hazardous Substances	Section 3.18(c)
HSR Act	Section 3.05(b)
including	Section 10.05(b)
Income Tax	Section 3.16(m)
Income Taxes	Section 3.16(m)
Indemnified Party	Section 8.03(a)
Indemnifying Party	Section 8.03(a)
Independent Expert	Section 2.04(d)
Intellectual Property	Section 3.12(c)
IRS	Section 3.23(a)
Issuance Price	Section 5.12(b)
Judgment	Section 3.05(a)
Liens	Section 3.02(a)
Listing	Section 3.04(c)
Long-term Debt	Section 2.04(g)
Losses	Section 8.01
Nasdaq	Section 3.04(c)
Notice of Objection	Section 2.04(c)
Notarial Deed	Section 5.11
Option Adjustments	Preamble
Outside Date	Section 7.01(a)(iv)
Paying Agent	Section 1.01
Permitted Seller Investments	Section 5.02(a)
person	Section 10.05(b)
Post-Closing Tax Period	Section 3.16(m)
Pre-Closing Tax Period	Section 3.16(m)
Preferred Stock	Section 3.03(a)
Primary Seller Executives	Section 3.23(k)
Proceeding	Section 3.14
Property Taxes	Section 9.02(b)(iii)
Proxy Statement	Section 3.05(b)
Purchaser	Preamble
Purchaser Disclosure Letter	Preamble to Article IV
Purchaser Indemnitees	Section 8.02
Purchaser Insurance Policies	Section 5.01(b)
Purchaser Statement	Section 2.04(b)
Purchaser Target Debt Amount	Section 2.04(f)
Qualified Contingent Securities	Section 1.02
Representatives	Section 5.07(a)
Restructuring	Section 5.11
SEC	Preamble to Article III
Securities Act	Section 3.07(b)
Seller	Preamble

Seller Audited Balance Sheet	Section 2.04(a)
Seller Benefit Agreements	Section 3.23(a)
Seller Benefit Plans	Section 3.22
Seller Board	Section 3.04(b)
Seller Closing Balance Sheet	Section 2.04(a)
Seller Closing Debt	Section 2.04(a)
Seller Closing Working Capital	Section 2.04(a)
Seller Contracts	Section 3.13(b)
Seller Debt Excess	Section 2.04(e)
Seller Disclosure Letter	Preamble to Article III
Seller Financial Statements	Section 3.07(b)
Seller Indemnitees	Section 8.01
Seller Insurance Policies	Section 5.02(b)
Seller Intellectual Property	Section 3.12(a)
Seller Leased Property	Section 3.11
Seller Material Adverse Effect	Section 6.02(e)
Seller Pension Plan	Section 3.23(a)
Seller Permits	Section 3.14
Seller Reduced Debt Amount	Section 2.04(e)
Seller SEC Documents	Section 3.07(a)
Seller Statement	Section 2.04(a)
Seller Stock Options	Section 3.03(e)
Seller Stockholders Meeting	Section 5.06(d)
Seller Subsidiaries	Section 3.01
Seller Takeover Proposal	Section 5.07(d)
Seller Target Debt Amount	Section 2.04(e)
Seller Target Working Capital	Section 2.04(e)
Seller Transaction Fees	Section 2.04(a)
Seller Welfare Plan	Section 3.23(a)
Seller Working Capital Excess	Section 2.04(e)
Seller Working Capital Shortfall	Section 2.04(e)
Share Issuance	Section 3.04(b)
Shares	Preamble
Short-term Debt	Section 2.04(g)
SLA	Section 6.03(f)
Stockholder Approval	Section 3.04(b)
Straddle Period	Section 9.02(b)
subsidiary	Section 10.05(b)
Superior Proposal	Section 5.07(d)
Tax	Section 3.16(m)
Tax Return	Section 3.16(m)
Taxes	Section 3.16(m)
Taxing Authority	Section 3.16(m)
Technology	Section 3.12(c)
Third Party Claim	Section 8.03(a)
Total Debt	Section 2.04(g)

Transactions	Section 1.01
Transfer Taxes	Section 3.16(m)
Transferred Assets	Section 5.11
Treasury Regulations	Section 3.16(m)
Triggering Events	Section 5.12(b)
Triggering Issuance	Section 5.12(b)
Triggering Notice	Section 5.12(d)
U.S. GAAP	Section 2.04(a)
U.S. International Trade Laws	Section 3.18(a)
Veto Notice	Section 5.16
Voting Debt	Section 3.03(d)
Warrants	Section 3.03(e)
Working Capital	Section 2.04(g)
WVS-I	Preamble
WVS-I Audited Balance Sheet	Section 2.04(b)
WVS-I B.V.	Preamble
WVS-I B.V. Shares	Preamble
WVS-I Business	Preamble
WVS-I Cash Balance	Preamble
WVS-I Closing Balance Sheet	Section 2.04(b)
WVS-I Closing Debt	Section 2.04(b)
WVS-I Closing Working Capital	Section 2.04(b)
WVS-I Contracts	Section 4.13(b)
WVS-I Debt Excess	Section 2.04(f)
WVS-I Financial Statements	Section 4.06(a)
WVS-I Intellectual Property	Section 4.12(a)
WVS-I Leased Property	Section 4.11
WVS-I Material Adverse Effect	Section 6.03(e)
WVS-I Permits	Section 4.14
WVS-I Shares	Preamble
WVS-I Subsidiary	Section 4.01
WVS-I Target Working Capital	Section 2.04(f)
WVS-I Transaction Fees	Section 2.04(b)
WVS-I U.S.	Preamble
WVS-I U.S. Shares	Preamble
WVS-I Working Capital Excess	Section 2.04(f)
WVS-I Working Capital Shortfall	Section 2.04(f)

SHARE PURCHASE AND SALE AGREEMENT

SHARE PURCHASE AND SALE AGREEMENT dated as of June 21, 2006 (together with all exhibits and schedules hereto, this “Agreement”), between IBASIS, INC., a Delaware corporation (“Seller”), and KPN TELECOM B.V., a private limited liability company with its registered office at Maanplein 55, The Hague, and incorporated under the laws of the Netherlands (“Purchaser”);

WHEREAS, Purchaser wishes to acquire from Seller a number of newly issued shares of the common stock (the “Shares”), par value $0.001 per share of  Seller (the “Common Stock”), calculated in accordance with the terms of this Agreement, such that after such issuance Purchaser will own 51.00% of the Shares of  Common Stock on a Fully-Diluted Basis (as defined below), in exchange for (i) all of the issued and outstanding shares of the newly created subsidiary of Purchaser, a private limited liability company organized under the laws of the Netherlands, having a $21,000,000 cash balance on its balance sheet as of immediately prior to the Closing (the “WVS-I Cash Balance”) (“WVS-I B.V.” and the shares of such entity, the “WVS-I B.V. Shares”), (ii) all of the issued and outstanding shares of a U.S. subsidiary of an affiliate of WVS-I B.V. (“WVS-I U.S.” and the shares of such entity, the “WVS-I U.S. Shares”, “WVS-I B.V.” and “WVS-I U.S.” shall collectively (and on a combined basis, where applicable) be referred to herein as “WVS-I” and the shares of WVS-I B.V. and WVS-I U.S. shall collectively be referred to herein as the “WVS-I Shares”) that together encompass the WVS-I Business (as defined below), and (iii) U.S. $55,000,000 in cash (the “Cash Payment”), upon the terms and subject to the conditions of this Agreement;

WHEREAS, Purchaser, through certain of its business units, is currently in the business of terminating international voice traffic originating outside and inside the Netherlands.  Its services include:

(i) international wholesale voice services and international direct dialing for calls originating or terminating in the Netherlands, including calls originating from or terminating to any end user of Purchaser or any Purchaser Affiliate, utilizing both TDM and VoIP;

(ii) transit of all international calls through Purchaser’s network;

(iii) international freephone services for the transport of international toll free numbers;

(iv)  international Premium Rate Services and international wholesale Premium Rate Services;

(v) services for mobile operators including termination of voice traffic, SMS interworking, MMS interworking and UMTS-based services (including all Mobile Matrix-related business developments including licensed intellectual property rights related to such business developments);

(vi) solutions for Internet Service Providers including but not limited to voice access services connecting VoIP traffic to switched networks;

(vii) services for Purchaser- or Purchaser Affiliate-originated traffic from such parties’ fixed networks;

(viii) services for Purchaser- or Purchaser Affiliate-originated mobile traffic as a preferred supplier on the basis of either (i) a first bid/last call principle determined with reference to quality of service and benchmarked tariffs, or (ii) another formula, pursuant to which bases approximately 99% of such traffic is being carried; and

(ix) services for traffic related to all existing and future bilateral relationships to which Purchaser or a Purchaser Affiliate is a party (such business, and the services described in clause (i) through this clause (ix), being collectively referred to hereinafter as the “WVS I Business”);

WHEREAS, Purchaser has formed WVS-I B.V. and, prior to the Closing Date, Purchaser shall contribute the Transferred Assets (as defined in Section 5.11), to WVS-I B.V.;

WHEREAS, Seller will pay a post-closing dividend to holders of its Common Stock of record as of the end of the day immediately prior to the date on which the Closing (as defined in Section 2.01) occurs (the “Existing Stockholders”), in the aggregate amount of U.S. $113,000,000; and

WHEREAS, the Board of Directors of Seller has determined to adjust (such adjustments, the “Option Adjustments”) the terms of each outstanding stock option granted under the Seller’s Amended and Restated 1997 Stock Incentive Plan (the “1997 Stock Plan”) by (i) multiplying the number of shares issuable upon the exercise thereof by a fraction (the "Fraction"), the numerator of which is the closing price of a share of the Common Stock on the principal stock exchange on which such Common Stock is traded on the day immediately prior to the Closing Date (as defined below), and the denominator of which is such closing price minus the quotient resulting from dividing the amount of the Dividend by the number of shares of Common Stock actually issued and outstanding at the end of the day immediately prior to the Closing (as defined below), with the result rounded down to the nearest whole share, and (ii) by dividing the per share exercise price thereof by the Fraction, with the result rounded up to the nearest fourth decimal.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale

SECTION 1.01.  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.01), (i) Seller will sell, transfer, assign and deliver to Purchaser, and Purchaser will purchase from Seller, the Shares, (ii) Purchaser will pay to Seller the Cash Payment, (iii) Purchaser will transfer the WVS-I Shares to Seller, and (iv) Seller shall cause the amount of the Dividend to be transferred to Computer Share Ltd., as paying agent (the “Paying Agent”), for further distribution to the Existing Stockholders.  The purchase and sale of the Shares, the payment of the Cash Payment and the Dividend, and the transfer of the WVS-I Shares to Seller are collectively referred to in this Agreement as the “Transactions”.

SECTION 1.02.  Calculation of Number of Shares.  The number of Shares to be issued to Purchaser at the Closing shall be equal to (x) the Fully-Diluted Common Stock Number, divided by (y) 0.49, and multiplied by (z) 0.51, such that after the issuance of the Shares Purchaser owns 51.00% of the Fully-Diluted Common Stock Number.  The “Fully-Diluted Common Stock Number” means the number of shares of Common Stock issued and outstanding as of the Closing, immediately prior to the issuance of the Shares, calculated on a Fully-Diluted Basis (and assuming that the Option Adjustments have been made), where “Fully-Diluted Basis” means, as of the time of determination, that number of shares of Common Stock that are then issued and outstanding, plus that number of shares of Common Stock then issuable upon the exercise of any outstanding options, warrants or other rights to acquire shares of Common Stock (regardless of whether or not such options, warrants or other rights are subject to further restrictions on exercise or “vesting”), where the per share exercise price or other consideration payable to acquire such shares of Common Stock is equal to less than the closing price of a share of Common Stock on the principal exchange on which such shares of Common Stock are traded, with such options, warrants or other rights being referred to hereinafter as “Qualified Contingent Securities”.

ARTICLE II

Closing

SECTION 2.01.  Closing.   (a)  The closing of the Transactions (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on or before the second business day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 6.01, or, if on such day any other condition set forth in Article VI has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), or at such other place, time and date as may be agreed by Seller and Purchaser.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  The Closing shall be deemed to be effective in each applicable jurisdiction as of the close of business in such jurisdiction on the Closing Date.  It is the intention of the parties that the Closing will occur on or before September 30, 2006.

(b)  No less than five days prior to the Closing Date, Seller shall deliver to Purchaser a certificate setting forth Seller’s best estimate of (i) the Fully Diluted Common Stock Number and (ii) the number of Shares to be issued, in each case as of the Closing Date.  No later than the close of the business day prior to the Closing Date, Seller shall deliver to Purchaser a certificate, signed by the chief executive officer and chief financial officer of Seller, setting forth (i) the Fully Diluted Common Stock Number, and (ii) the number of Shares to be issued, in each case as of the Closing Date.

SECTION 2.02.  Transactions To Be Effected at the Closing.  At the Closing:  (a)  Purchaser shall deliver to Seller (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least two business days prior to the Closing Date), in an amount equal to the Cash Payment, and (ii) notarial deeds of transfer representing the WVS-I B.V. Shares, duly executed by a Dutch civil law notary, or other appropriate instruments sufficient to evidence the transfer of the WVS-I B.V. Shares under Applicable Laws (as defined in Section 3.05(a)) of the relevant jurisdiction.

(b)  Purchaser shall deliver to Seller certificates representing the WVS-I U.S. Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed, or other appropriate instruments sufficient to evidence the transfer of the WVS-I U.S. Shares under Applicable Laws (as defined in Section 3.05(a)) of the relevant jurisdiction.

(c)  Seller shall deliver to Purchaser certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed, or other appropriate instruments sufficient to evidence the transfer of the Shares under Applicable Laws (as defined in Section 3.05(a)) of the relevant jurisdiction, or by electronic transfer to an account designated by the Purchaser not fewer than two (2) business days prior to the Closing Date, and bearing the legend set forth on Exhibit 2.02(c) hereto.

SECTION 2.03.  Dividend Amount.  (a)  As soon as practicable on or after the Closing Date, Seller shall cause the Paying Agent to pay a dividend (the “Dividend”) in the aggregate amount of $113,000,000 (the “Dividend Amount”) on a pro rata basis to the Existing Stockholders.

(b)  Withholding.  Notwithstanding anything in this Agreement to the contrary, Seller or the Paying Agent shall be required to deduct and withhold from the portion of the Dividend Amount (which withholding shall not require any increase in the amount of the Dividend set forth in Section 2.03(a) above) otherwise payable pursuant to this Agreement to the Existing Stockholders such amounts as Seller or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 3.16(l)), or any provision of state, local or foreign tax law.

SECTION 2.04.  Post-Closing Adjustments.  (a)  The Seller Statement.  Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser (i) a balance sheet of the Seller, as of the Closing and without giving effect to the Transactions (the “Seller Closing Balance Sheet”), calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”), consistently applied and using categories, principles, policies, reserve methodologies and practices consistent with those reflected in and utilized to prepare the audited consolidated financial statements of Seller for the period ended December 31, 2005 (the balance sheet forming part of such financial statements, the “Seller Audited Balance Sheet”), which Seller Closing Balance Sheet shall have been audited by Seller’s independent auditors, and shall include their report thereon, and (ii) a statement (the “Seller Statement”) certified by Seller’s independent auditors without exception or qualification setting forth the Working Capital and Total Debt (both as defined in (g) below) each as of the Closing and without giving effect to the Transactions (“Seller Closing Working Capital” and “Seller Closing Debt”, respectively), calculated from the Seller Closing Balance Sheet; provided, however, that any cash received by Seller in connection with the exercise of any options, warrants or other contingent securities that were Qualified Contingent Securities on the date of this Agreement shall be excluded for purposes of calculating the Seller Closing Working Capital; provided, further, however, that if any Permitted Seller Investment (as defined in Section 5.02(a)) is consummated prior to the Closing Date, the Seller Statement shall reflect such pro forma adjustments that are necessary to reflect what the Seller Statement would have reflected, had the Permitted Seller Investment or Investments not been consummated prior to the Closing Date.  Such adjustments may include, among others, add-backs or deductions, as applicable, for (i) the amount of the reasonable out of pocket expenses incurred by Seller in connection with any such Permitted Seller Investment, (ii) the amount of debt incurred by Seller to pay the purchase price in an acquisition or the amount of existing debt of an acquired Person (including any deferred or contingent purchase price), and (iii) the amount of cash spent in paying the purchase price in an acquisition and existing cash of the acquired Person, in the cases of clauses (i) – (iii), only to the extent such amounts would otherwise be included in the calculation of Working Capital or Total Debt.  If the estimated fees and expenses incurred and to be incurred by Seller and the Seller Subsidiaries in connection with this Agreement, the Ancillary Agreements or the Transactions (the “Seller Transaction Fees”) have not been paid prior to the Closing, such Seller Transaction Fees shall be reflected (without duplication) on a dollar for dollar basis as a liability in the Seller Closing Working Capital, even if such Seller Transaction Fees are conditioned on the Closing.  Any accrued bonuses or other cash incentive compensation of Seller relating to pre-Closing periods that have not been paid prior to the Closing shall likewise be reflected (without duplication) on a dollar for dollar basis as a liability in Seller’s Closing Working Capital.

(b)  The Purchaser Statement.  Within 90 days after the Closing Date,  Purchaser shall prepare and deliver to Seller (i) a balance sheet of WVS-I B.V. and WVS-I U.S. on a combined basis, as of the Closing and without giving effect to the Transactions (the “WVS-I Closing Balance Sheet”), prepared in accordance with U.S. GAAP, consistently applied and using categories, principles, policies, reserve methodologies and practices consistent with those reflected in and utilized to prepare the audited combined consolidated financial statements of WVS-I B.V. and WVS-I U.S. for the period ended December 31, 2005 (the balance sheet forming part of such financial statements, the “WVS-I Audited Balance Sheet”), which WVS-I Closing Balance Sheet shall have been audited by Purchaser’s independent auditors, and shall include their report thereon, and (ii) a statement (the “Purchaser Statement”), in the form of a balance sheet, certified by Purchaser’s independent auditors without exception or qualification setting forth the Working Capital and Total Debt (both as defined in (g) below) of WVS-I B.V. and WVS-I U.S. on a combined basis, each as of the Closing and without giving effect to the Transactions (“WVS-I Closing Working Capital” and “WVS-I Closing Debt”, respectively), calculated from the WVS-I Closing Balance Sheet.  If the estimated fees and expenses incurred and to be incurred by Purchaser and its subsidiaries in connection with this Agreement, the Ancillary Agreements or the Transactions (the “WVS-I Transaction Fees”) have not been paid prior to the Closing, such WVS-I Transaction Fees shall in no case be reflected as a liability in the WVS-I Closing Working Capital, but shall instead be paid by Purchaser following the Closing in accordance with their terms.

(c)  Objections; Resolutions of Disputes.  Unless (x) Seller notifies Purchaser in writing within 30 days after delivery of the Purchaser Statement of any objection to the financial data set forth therein (the “Notice of Objection”), the Purchaser Statement shall become final and binding and (y) Purchaser gives Seller a Notice of Objection in writing within 30 days after delivery of the Seller Statement, the Seller Statement shall become final and binding.  During such 30-day period following delivery of the Seller Statement or the Purchaser Statement, as applicable, the receiving party shall be permitted to review the working papers of the other party’s auditors relating to such Statement and will have reasonable access to all relevant books and records of Seller or WVS-I, as applicable, and will be provided with reasonable access to management of Seller or WVS-I, as applicable, with respect to matters set forth in the Notice of Objection.  Any Notice of Objection shall (i) specify in reasonable detail the basis for the objections set forth therein, and (ii) only include objections based on mathematical errors in the financial data set forth in the respective Statement or based on Closing Working Capital or Total Debt not being calculated in accordance with this Section 2.04.

(d)  If a Notice of Objection is provided within such 45-day period, the parties shall, during the 30-day period following receipt of the Notice of Objection, attempt in good faith to resolve the objections.  During such 30-day period, the recipient of such Notice of Objection shall be permitted to ask questions of the party that delivered the Notice of Objection and review all relevant information within the possession or control of the party that delivered the Notice of Objection that demonstrates the basis therefor.  If the parties are unable to resolve all such objections within such 30-day period, the matters remaining in dispute shall be submitted to Ernst & Young LLP (or, if such firm declines to act, to another internationally recognized independent public accounting firm mutually agreed upon by the parties and, if the parties are unable to so agree within 10 days after the end of such 30-day period, then each shall select a firm and such firms shall jointly select a third internationally recognized firm to resolve the disputed matters, provided, that such third internationally recognized firm is not the regularly appointed outside auditor to either Seller or Purchaser and does not otherwise have any relationship with Seller or Purchaser that could reasonably be expected to affect the independence of such firm in connection with resolving such dispute (such selected firm being the “Independent Expert”)).  The parties shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection.  The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover.  After the disputed Statement shall have become final and binding, in the absence of fraud or intentional misconduct, the objecting party shall have no further right to make any claims in respect of (A) any element of the disputed Statement that was raised, or could have been raised, in the Notice of Objection or (B) any payment made pursuant to Section 2.04(e) or (f).  The fees and expenses of Ernst & Young LLP (or such other internationally recognized independent public accounting firm mutually agreed upon by the parties) and the Independent Expert, if any, shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by such accounting firm or Independent Expert, which proportionate allocations shall also be determined by such accounting firm or Independent Expert at the time the determination of the accounting firm or Independent Expert is rendered on the merits of the matters submitted.  With respect to any such fees and expenses of Ernst & Young LLP (or such other internationally recognized independent public accounting firm mutually agreed upon by the parties) and the Independent Expert, if any, incurred after the Closing Date and required hereunder to be paid by Seller, Seller shall promptly pay to Purchaser a gross up compensation payment calculated in accordance with Section 8.05.

(e)  If Seller’s Closing Working Capital is lower than $37.1 million (the “Seller Target Working Capital”), with any such shortfall being referred to hereinafter as the “Seller Working Capital Shortfall”, and/or Seller’s Closing Debt exceeds $2.9 million (the “Seller Target Debt Amount”), with any such excess being referred to hereinafter as the “Seller Debt Excess”, Seller shall promptly pay to Purchaser an amount equal to such Seller Working Capital Shortfall and/or Seller Debt Excess, plus simple interest thereon in each case at a rate of 6% per annum from the Closing Date to the date payment is made in full.  If Seller’s Closing Working Capital is higher than the Seller Target Working Capital (such excess amount, the “Seller Working Capital Excess”) and/or Seller’s Closing Debt is lower than the Seller Target Debt Amount (such difference, the “Seller Reduced Debt Amount”), Purchaser shall promptly pay to Seller an amount equal to such Seller Working Capital Excess and/or Seller Reduced Debt Amount, plus simple interest thereon in each case at a rate of 6% per annum from the Closing Date to the date payment is made in full.

(f)  If WVS-I’s Closing Working Capital is lower than $-6.1 million (the “WVS-I Target Working Capital”), with any such shortfall being referred to as the WVS-I Working Capital Shortfall” and/or WVS-I’s Closing Debt exceeds $0.00 (the “Purchaser Target Debt Amount”), with any such excess being referred to as the “WVS-I Debt Excess”, Purchaser shall promptly pay to Seller an amount equal to such WVS-I Working Capital Shortfall and/or WVS-I Debt Excess, plus simple interest thereon at a rate of 6% per annum from the Closing Date to the date payment is made in full.  If WVS-I’s Closing Working Capital is higher than the WVS-I Target Working Capital (such excess amount, if any, the “WVS-I Working Capital Excess”), Seller shall promptly pay to Purchaser an amount equal to such WVS-I Working Capital Excess, plus simple interest thereon at a rate of 6% per annum from the Closing Date to the date payment is made in full.

(g)  Any payments under Section 2.04 (e) or (f) shall be aggregated and netted against each other such that one net amount shall be paid by Seller or Purchaser, as the case may be, which payment shall be made by wire transfer of immediately available funds to an account designated in writing by Seller or Purchaser, as the case may be.

(h)  The term “Working Capital” means Current Assets minus Current Liabilities.  The term “Total Debt” means Long-term Debt plus Short-term Debt.  The terms “Current Assets”, “Current Liabilities”, “Long-term Debt” and “Short-term Debt” mean the consolidated current assets, consolidated current liabilities, consolidated long-term debt and consolidated short-term debt of Seller or of WVS-I B.V. and WVS-I U.S. on a combined basis, as the case may be, and Seller’s or WVS-I’s consolidated subsidiaries; provided that all such terms shall be calculated without duplication of amounts (e.g., amounts included in the calculation of Total Debt shall not be included as liabilities in the calculation of Working Capital.

ARTICLE III

Representations and Warranties of Seller

Seller represents and warrants to Purchaser that, as of the date of this Agreement and as of the Closing Date, except as set forth in the reports, schedules, forms, statements and other documents filed by Seller with the U.S. Securities and Exchange Commission (the “SEC”), and publicly available prior to the date of this Agreement (the “Filed Seller SEC Documents”), or in the letter, dated as of the date of this Agreement, from Seller to Purchaser (the “Seller Disclosure Letter”) provided, that when representations made below with respect to matters as of the Closing Date, such representations shall be deemed to be made immediately prior to giving effect to the Closing of the Transactions.

SECTION 3.01.  Organization, Standing and Power.  Each of Seller and its subsidiaries in existence on the date hereof or on the Closing Date (prior to giving effect to the Closing) (the “Seller Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  Seller and each Seller Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of properties makes such qualification necessary.  Seller has delivered and made available to Purchaser true and complete copies of the certificate of incorporation of Seller, as amended to the date of this Agreement (as so amended, the “Certificate of Incorporation”), and the by-laws of Seller, as amended to the date of this Agreement (as so amended, the “By-laws”), and the comparable charter and organizational documents of each Seller Subsidiary, in each case as amended through the date of this Agreement.

SECTION 3.02.  Seller Subsidiaries; Equity Interests.  (a)  Section 3.02 of the Seller Disclosure Letter lists each Seller Subsidiary and its jurisdiction of organization as of the date hereof and the Closing Date.  All the outstanding shares of capital stock of each Seller Subsidiary have been validly issued and are fully paid and nonassessable and are as of the date of this Agreement owned by Seller, free and clear of all pledges, liens (other than for current Taxes not yet due and payable), charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).

(b)  Except for its interests in the Seller Subsidiaries, Seller does not and, as of the Closing Date, will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value as of the date of this Agreement in excess of $25,000 in any person.

SECTION 3.03.  Capital Structure.  (a)  The authorized capital stock of Seller consists of 170,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”, and together with the Common Stock, the “Capital Stock”).

(b)  At the close of business on June 19, 2006, (i) 33,147,119 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, (ii) 1,068,575 shares of Common Stock were held by Seller in its treasury and (iii) 3,783,120 shares of Common Stock were reserved for issuance pursuant to the 1997 Stock Plan, (iv) 2,578,464 shares of Common Stock were subject to outstanding Seller Stock Options, (v) 2,519,888 shares of Common Stock were subject to outstanding Warrants (as defined in Section 3.03(e)), and (vi) no shares of issued and outstanding Common Stock were subject to vesting or restrictions on transfer.  Except as set forth above, at the close of business on June 19, 2006, no shares of capital stock or other voting securities of Seller were issued, reserved for issuance or outstanding.

(c)  All outstanding shares of Capital Stock are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation, the By-laws or any Contract (as defined in Section 3.05(a)) to which Seller is a party or otherwise bound.

(d)  There are no bonds, debentures, notes or other indebtedness of Seller having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Capital Stock may vote (“Voting Debt”).  Except as set forth in this Section 3.03, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Seller or any Seller Subsidiary is a party or by which any of them is bound (i) obligating Seller or any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Seller or of any Seller Subsidiary or any Voting Debt, (ii) obligating Seller or any Seller Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement, rights to receive shares of Common Stock on a deferred basis or undertaking or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Capital Stock.

(e)  Section 3.03 of the Seller Disclosure Letter sets forth a complete and accurate list, as of June 13, 2006, of all outstanding options to purchase shares of Common Stock (collectively, “Seller Stock Options”), and all outstanding warrants to purchase shares of Common Stock (the “Warrants”), granted under the 1997 Stock Plan or otherwise, the grant dates, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof and the names of the holders of record thereof.  All outstanding Seller Stock Options are evidenced by stock option agreements or other award agreements, in each case in the forms set forth in the Project Manhattan virtual dataroom maintained by Seller, and no stock option agreement, restricted stock purchase agreement or other award agreement contains terms that are inconsistent with such forms.  Each Seller Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Seller Stock Option was, on the date of grant of such Seller Stock Option, no less than the fair market value of a share of Common Stock on the date of grant of such Seller Stock Option, as determined by the Board of Directors of Seller and no such Seller Stock Option has had its exercise price decreased below such fair market value since such grant date (for the avoidance of doubt, except as disclosed in the Seller Financial Statements).  As of the date of this Agreement, there are no outstanding contractual obligations of Seller or any Seller Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Seller or any Seller Subsidiary.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement (the “Ancillary Agreements”) to which it is a party and to consummate the Transactions, subject to receipt of the Stockholder Approval (as defined in (b) below).  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller, subject to receipt of the Stockholder Approval.  Seller has duly executed and delivered this Agreement and the Ancillary Agreements to which it is a party, and this Agreement and the Ancillary Agreements to which it is a party constitute its legal, valid and binding obligations, enforceable against it in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

(b)    The board of directors of Seller (the “Seller Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements to which it is a party and the Transactions contemplated by this Agreement, and (ii) recommending that Seller’s stockholders approve the issuance of the Shares (the “Share Issuance”; such stockholder approval of the Share Issuance, the “Stockholder Approval”).  Such resolutions are sufficient to render inapplicable to Purchaser, this Agreement and the Ancillary Agreements and the Transactions contemplated by this Agreement the provisions of Section 203 of the DGCL.  To the best knowledge of Seller, no other state takeover statute or similar statute or regulation applies or purports to apply to Seller with respect to this Agreement, the Ancillary Agreements and the Transactions contemplated by this Agreement.

(c)  The only vote of holders of any class or series of Capital Stock necessary in connection with this Agreement or to consummate any of the Transactions contemplated by this Agreement is the approval of the Share Issuance by the holders of a majority of the outstanding Common Stock, if Seller’s Common Stock is approved for listing (the “Listing”) on the Nasdaq Stock Market (“Nasdaq”) prior to the Share Issuance.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation by Seller of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Liens arising from acts of Purchaser or its affiliates) upon any of the properties or assets of Seller or any Seller Subsidiary under, any provision of (i) the Certificate of Incorporation, the By-laws or the comparable charter or organizational documents of any Seller Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which Seller or any Seller Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Applicable Law”) applicable to Seller or any Seller Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.

(b)     No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) (other than any Governmental Entity located in a jurisdiction in which the operations of Seller and the Seller Subsidiaries are immaterial) is required to be obtained or made by or with respect to Seller or any Seller Subsidiary in connection with the execution, delivery and performance of this Agreement and any Ancillary Agreements to which it is a party or the consummation of the Transactions, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and Council Regulation (EC) No. 139/2004 of the European Community, as amended (the “EC Merger Regulation”), (B) if Seller’s 214 license is not relinquished prior to Closing, the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other rules, regulations, practices and policies promulgated by the Federal Communications Commission, (C) laws, rules, regulations, practices and orders of any state public service commissions, foreign telecommunications regulatory agencies or similar state or foreign regulatory bodies, (D) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Transactions and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (E) compliance with and such filings as may be required under Applicable Laws (other than Applicable Laws of any jurisdiction in which the operations of Seller and the Seller Subsidiaries are immaterial) and (F) such filings as may be required in connection with the taxes described in Section 9.01, (ii) the filing with the SEC of (A) a proxy or information statement relating to the Stockholder Approval by the Seller’s stockholders (the “Proxy Statement”), and (B) such filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Ancillary Agreements and the Transactions, and (iii) such other items as may be required by the applicable rules and regulations of the Nasdaq Stock Market or any stock exchange on which the Common Stock of Seller is listed.

SECTION 3.06.  The Shares.  Assuming Purchaser has the requisite power and authority to be the lawful owner of such Shares, upon delivery to Purchaser at the Closing of certificates representing such Shares, duly endorsed by Seller for transfer to Purchaser or accompanied by appropriate instruments sufficient to evidence the transfer to Purchaser of the Shares under the Applicable Laws of the relevant jurisdiction, or delivery of such Shares by electronic means, and upon Seller’s receipt of the WVS-I Shares and the Cash Payment, Purchaser shall own good and valid title to the Shares, free and clear of any Liens, other than those arising from acts of Purchaser and its affiliates.  Other than this Agreement, the By-law Amendments and restrictions imposed by

Applicable Law, to the best knowledge of Seller, at the Closing the Shares will not be subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares, other than any agreement to which Purchaser is a party.

SECTION 3.07.  SEC Documents; Undisclosed Liabilities.  (a)  Seller has filed all reports, schedules, forms, statements and other documents required to be filed by Seller with the SEC since January 1, 2006 pursuant to Sections 13(a) and 15(d) of the Exchange Act  (the “Seller SEC Documents”).

(b)  As of its respective date, each Seller SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Seller SEC Document, and did not on the date filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except to the extent that information contained in any Seller SEC Document has been revised or superseded by a later filed Seller SEC Document, none of the Seller SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of Seller included in the Seller SEC Documents (the “Seller Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and on that basis fairly present the consolidated financial position of Seller and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)  As of the date hereof, neither Seller nor any Seller Subsidiary has, and as of the Closing Date, neither Seller nor any Seller Subsidiary will have, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by U.S. GAAP to be set forth on a consolidated balance sheet of Seller and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, could reasonably be expected to have a Seller Material Adverse Effect, other than those liabilities or obligations set forth on the latest dated balance sheet included in the Seller Financial Statement, and other liabilities or obligations of similar character incurred since the date of such balance sheet in the ordinary course of business.

(d)  With respect to each Seller SEC Document that is a report on Form 10-K or 10-Q or an amendment thereto:

(1)           the chief executive officer and chief financial officer of Seller (the “Certifying Seller Officers”) reviewed such report or amendment prior to its filing with the SEC;

(2)           based on the best knowledge of the Certifying Seller Officers, such report or amendment does not contain any untrue statement of any material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by such report or amendment;

(3)           based on the best knowledge of the Certifying Seller Officers, the financial statements, and other financial information included in such report or amendment, fairly present in all material respects the financial condition, results of operations and cash flows of Seller as of, and for, the periods presented in such report or amendment;

(4)           the Certifying Seller Officers are responsible for establishing and maintaining disclosure controls and procedures (as such terms are defined in Rule 13a-14(c) under the Exchange Act) for Seller and have:  (A) designed such disclosure controls and procedures to ensure that material information relating to Seller, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which such report or amendment was being prepared, (B) evaluated the effectiveness of Seller’s disclosure controls and procedures as of a date within 90 days prior to the filing date of such report or amendment and (C) presented in such report or amendment their conclusions about the effectiveness of Seller’s disclosure controls and procedures;

(5)           the Certifying Seller Officers have disclosed, based on their most recent evaluation, to Seller’s auditors and the audit committee of Seller Board: (i) all significant deficiencies in the design or operation of internal controls which adversely affected Seller’s ability to record, process, summarize and report financial data and have identified to Seller’s auditors any material weaknesses in Seller’s internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls;

(6)           the Certifying Seller Officers have indicated in such report or amendment whether or not significant changes in internal controls or in other factors could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective action with respect to significant deficiencies and material weaknesses; and

(7)           the Seller Disclosure Letter summarizes all matters disclosed by the Certifying Seller Officers in accordance with clause (5) above.

(e)  To the best knowledge of Seller, the effectiveness of any additional SEC disclosure requirement that, as of the date of this Agreement, has been formally proposed that is not yet in effect is not expected by Seller to lead to any material change in Seller’s disclosures as set forth in the Filed Seller SEC Documents.

(f)  No Seller Subsidiary is, or has at any time since January 1, 2005 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

SECTION 3.08.  Receivables.  The accounts receivable of Seller and the Seller Subsidiaries set forth in the latest dated balance sheet included in the Seller Financial Statements and the accounts receivable of Seller and the Seller Subsidiaries that have arisen since such date (a) represent actual indebtedness incurred by the applicable account debtors, (b) have arisen from bona fide transactions in the ordinary course of the business of Seller and the Seller Subsidiaries, and (c) are expected by Seller to be collectible in the ordinary course of business, net of the applicable reserves therefor.

SECTION 3.09.  Assets.  (a)  Seller or any Seller Subsidiary has, or as of the close of business on the Closing Date will have, good and valid title to all material assets reflected on Seller’s balance sheet as of March 31, 2006 (as set forth in the Seller Financial Statements) or thereafter acquired, other than those sold or otherwise disposed of since the date of such balance sheet not in violation of this Agreement, in each case free and clear of all Liens (other than for current Taxes not yet due and payable), except for such imperfections of title, licenses or encumbrances, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the business as currently conducted.  Each material asset of Seller and the Seller Subsidiaries is in good working order (ordinary wear and tear excepted) in all material respects, is free from any material defect and has been maintained in all material respects in accordance with the past practice of Seller’s business.

(b)  This Section 3.09 does not relate to real property or interests in real property, such items being the subject of Section 3.11, or to Intellectual Property, such items being the subject of Section 3.12.

SECTION 3.10.  Relationships with Customers.  None of the customers of Seller and the Seller Subsidiaries that represented 5% or greater of Seller’s net revenue on a consolidated basis for the fiscal year ended December 31, 2005, has as of the date of this Agreement canceled or threatened in writing to cancel any material customer agreement with Seller or a Seller Subsidiary.

SECTION 3.11.  Real Property.  Neither Seller nor any subsidiary of Seller owns any real property.  Schedule 3.11 lists all material real property and interests in real property leased by Seller or any subsidiary of Seller and used or held for use exclusively in the operation or conduct of the business of Seller (each, a “Seller Leased Property”).  Seller or any subsidiary thereof has valid leasehold estates in all Seller Leased Property.  This Section 3.11 does not relate to environmental matters, such items being the subject of Section 3.18(c).

SECTION 3.12.  Intellectual Property.  (a)  Schedule 3.12 sets forth all material Intellectual Property, owned, used, filed by or licensed to or from Seller or any Seller Subsidiary.  The Intellectual Property set forth in Schedule 3.12 is referred to in this Agreement as the “Seller Intellectual Property”.  Seller warrants that it owns all right, title and interest in and to the Intellectual Property listed in Schedule 3.12.  With respect to all Seller Intellectual Property that is issued, registered or subject to an application for issuance or registration, Schedule 3.12 sets forth a list of all jurisdictions in which such Seller Intellectual Property is issued or registered or in which patents or registrations have been applied for and all patent, registration and application numbers.  (i) All Seller Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the business of Seller and its subsidiaries as presently conducted and (ii) Seller or a subsidiary of Seller is the sole and exclusive owner of, and Seller and its subsidiaries have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other person, all Seller Intellectual Property and the subjects thereof, and the consummation of the Transactions and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights.

(b)  Neither Seller nor any of its subsidiaries has granted any license of any kind relating to any Technology or Seller Intellectual Property or the marketing or distribution thereof, except nonexclusive licenses to end-users in the ordinary course of business.  Neither Seller nor any of its subsidiaries is bound by or a party to any material option, license or similar Contract relating to any Intellectual Property of any other person for the use of such Intellectual Property in the conduct of the business of Seller and its subsidiaries, except for (i) nonexclusive licenses to end-users in the ordinary course of business and (ii) so called “off-the-shelf”, “shrink-wrap”, “free”, “open source” and other non-customized license agreements relating to computer software licensed to Seller or any of its subsidiaries in the ordinary course of business.  No material claims are pending or, to the best knowledge of Seller, threatened against Seller or any of its subsidiaries by any person claiming material infringement by use of the Seller Intellectual Property set forth in Schedule 3.12 in the operation or conduct of its business as currently conducted.  To the best knowledge of Seller the Intellectual Property of Seller and the Seller Subsidiaries is not being materially infringed by any other person. No reexamination request, reissue requests, opposition, protest, petition for interference or declaration of interference has been filed with the U.S. Patent and Trademark Office or elsewhere with respect to the Seller Intellectual Property.

(c)  In this Agreement:

“Intellectual Property” means any patent (including all reissues, divisions, continuations and extensions thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, mask work, copyright (including moral rights), copyright registration, design, design registration, or any right to any of the foregoing.

“Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how.

SECTION 3.13.  Contracts.  (a)  Section 3.13 of the Seller Disclosure Letter sets forth the Contracts described below to which Seller or any Seller Subsidiary is a party to or bound:

(i)  All contracts with customers of Seller or the Seller Subsidiaries that in the aggregate represented 80% or greater of Seller’s net revenue on a consolidated basis for the fiscal year ended December 31, 2005;

(ii)  Any contract (other than this Agreement) with any affiliate of Seller (other than the Seller Subsidiaries);

(iii)  Any continuing Contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for inventory in the ordinary course of business consistent with past practice),  management, service, consulting or other similar Contract or  advertising agreement or arrangement, in any such case which has an aggregate future liability to any person (other than Seller or a Seller Subsidiary) in excess of $50,000 and is not terminable by Seller or a Seller Subsidiary by notice of not more than 6 months for a cost of less than $50,000;

(iv)  Any Contract for the sale of any asset of Seller or a Seller Subsidiary (other than inventory sales in the ordinary course of business) or the grant of any preferential rights to purchase any such asset or requiring the consent of any party to the transfer thereof, other than any such Contract entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement; or

(v)  Any other Contract that has an aggregate future liability to any person (other than Seller or a Seller Subsidiary) in excess of $50,000 and is not terminable by Seller or a Seller Subsidiary by notice of not more than 6 months for a cost of less than $50,000.

(b)  All contracts listed on Section 3.13 of the Seller Disclosure Letter (the “Seller Contracts”) are valid, binding and in full force and effect and are enforceable by Seller or any subsidiary of the Seller in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles, except for such failures to be valid, binding, in full force and effect or enforceable that would not reasonably be expected to have a Seller Material Adverse Effect.  Seller and any subsidiary of the Seller have performed all obligations required to be performed by them to date under the Seller Contracts, and they are not in breach or default thereunder and, to the best knowledge of Seller, no other party to any Seller Contract, as of the date of this Agreement, is in breach or default thereunder, except to the extent that such breach or default would not reasonably be expected to have a Seller Material Adverse Effect.  Neither the Seller nor any of its subsidiaries has received any written notice of the intention of any party to terminate any Seller Contract.  Complete and correct copies of all written Seller Contracts, together with all modifications and amendments thereto, have been delivered or made available to Purchaser.

SECTION 3.14.  Permits.  Schedule 3.14 sets forth all material certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations of Seller and the Seller Subsidiaries (“Seller Permits”), including those relating to the regulation of the provision of telecommunications services and all ordinances and other agreements granting access to public rights of way for the purpose of providing such services.  (i) The Seller Permits and any other certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations of Seller are sufficient in all material respects for the operation of the business of Seller and the Seller Subsidiaries as currently conducted, except for any certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations that would not reasonably be expected to have a Seller Material Adverse Effect, (ii) all such Seller Permits are validly held by Seller or a Seller Subsidiary, and Seller or any Seller Subsidiary has complied with the terms and conditions of each Seller Permit held by it for use in the operation or conduct of the business, (iii) during the two years preceding the date of this Agreement, neither Seller nor any Seller Subsidiary has received written notice of any action or proceeding (a “Proceeding”), including any Proceeding before the FCC or any public utility commission or state regulatory agency, and no such Proceeding is pending, relating to the cancelation, suspension, revocation, modification or nonrenewal of any such Seller Permits the loss of which would reasonably be expected to have a Seller Material Adverse Effect and (iv) none of such Seller Permits would be subject to cancelation, suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such cancelations, suspensions, modifications, revocations or nonrenewals that would not reasonably be expected to have a Seller Material Adverse Effect.

SECTION 3.15.  Absence of Certain Changes or Events.  From December 31, 2005, to the date of this Agreement, Seller has conducted its business only in the ordinary course and in substantially the same manner as previously conducted.  From December 31, 2005, to the date of this Agreement, neither Seller nor any Seller Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 5.02.

SECTION 3.16.  Taxes.  (a)   Seller and each Seller Subsidiary have timely filed, or have caused to be timely filed on their behalf, all material Tax Returns required to be filed by them, and all such Tax Returns are true, complete and accurate in all material respects.  All material Taxes shown to be due on such Tax Returns, or otherwise owed (including, for the avoidance of doubt, all excise Taxes) have been timely paid, except for those being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP have been established in the Seller Financial Statements or on the books of the Seller or the applicable Seller Subsidiary.  Neither the Seller nor any Seller Subsidiary has requested or been granted an extension of the time for filing any Tax Return that has not yet been filed.

(b)  No outstanding material deficiency with respect to any Taxes has been proposed or asserted in writing or assessed against Seller or any Seller Subsidiary, and there are no outstanding agreements or waivers extending the statutory period of limitations for assessment applicable to any material Tax Returns filed or required to be filed by the Seller or any Seller Subsidiary.

(c)  The U.S. Federal income Tax Returns of Seller and each Seller Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 2001.  All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid or otherwise resolved.

(d)  There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Seller or any Seller Subsidiary.

(e)  Neither Seller nor any Seller Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)  Neither Seller nor any Seller Subsidiary is a party to or bound by any Tax sharing or allocation agreement with any person that is not Seller or any Seller Subsidiary, other than customary commercial agreements with vendors, lenders, customers and other third parties entered into in the ordinary course of business whose primary subject is not Tax matters.

(g)  Neither Seller nor any Seller Subsidiary will be required to recognize income in a Post-Closing Tax Period that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date.

(h)  Except as set forth in Schedule 3.16(h), neither Seller nor any Seller Subsidiary has ever been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) or filed or been included in a combined, consolidated or unitary U.S. Federal, state, local or non-U.S. Tax Return other than one of which Seller was the common parent.  Except as set forth in Schedule 3.16(h), neither the Seller nor any Seller Subsidiary is presently liable, nor does it have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law) or (ii) as transferee or successor.

(i)  Except as set forth in Schedule 3.16(i), there are no outstanding rulings of, or requests for rulings by, any Taxing Authority addressed to the Seller or any Seller Subsidiary that are, or if issued would be, binding on the Seller or any Seller Subsidiary.

(j)  Both the Seller and Seller Subsidiaries have timely withheld and timely paid all Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.

(k)  Neither Seller nor any Seller Subsidiary has been a party to a transaction that constitutes a “listed transaction”, for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law), that is or may be subject to examination by the IRS.  To the best knowledge of Seller, Seller has disclosed to Purchaser all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which it or any of the Seller Subsidiaries has been a party.

(l)  For purposes of this Agreement:

“Code” means the Internal Revenue Code of 1986, as amended.

“Income Tax” or “Income Taxes” means (i) all income or franchise Taxes imposed on or measured by income, (ii) all other Taxes reported on a Tax Return that includes such Taxes and (iii) any interest, penalties and additions associated with the amounts described in clauses (i) and (ii) hereof.

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Tax” or “Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts; provided, however, that “Tax” or “Taxes” does not include the U.S. Federal Universal Service Fund fee (if applicable) imposed by any Governmental Entity; it being understood that such fees are covered exclusively under Section 3.18(d) and 4.18(d).

“Tax Return” means all U.S. Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxing Authority” means any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement; provided, however, that for the avoidance of doubt, “Transfer Taxes” does not include any such Taxes or fees imposed on or incurred by any person as a result of the Restructuring.

 “Treasury Regulations” means the final and temporary regulations promulgated under the Code.

SECTION 3.17.  Litigation.  There is no suit, action or proceeding pending or, to the best knowledge of Seller, threatened against Seller or any Seller Subsidiary (and Seller is not aware of any basis for any such suit, action or proceeding), including any suit, action or proceeding relating to the Seller Intellectual Property that, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect, nor is there any Judgment outstanding against Seller or any Seller Subsidiary that has had or could reasonably be expected to have a Seller Material Adverse Effect.

SECTION 3.18.  Compliance with Applicable Laws.  (a)  Seller and the Seller Subsidiaries are in compliance with all Applicable Laws, including (i) those relating to occupational health and safety and the environment, (ii) the Foreign Corrupt Practices Act and (iii) any laws of the United States related to international transactions, including but not limited to, the USA Patriot Act, the Export Administration Act, the Export Administration Regulations, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Foreign Asset Control Regulations, customs laws and any regulations or orders issued thereunder (the laws referred to in this clause (iii), collectively, “U.S. International Trade Laws”), except in each case for instances of noncompliance that would not reasonably be expected to have a Seller Material Adverse Effect.

(b)  Neither Seller nor any Seller Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that Seller or a Seller Subsidiary is not in compliance in any material respect with any Applicable Law, including the Foreign Corrupt Practices Act and U.S. International Trade Laws.

(c)  Except for any matter that would not reasonably be expected to have a Seller Material Adverse Effect, (i) Seller and its subsidiaries conduct the business in compliance with all Environmental Laws, (ii) neither Seller nor any of its subsidiaries have received, as of the date of this Agreement, any written notice (the substance of which has not been materially resolved) of violations of, or liability under,

Environmental Laws arising from or related to the business, (iii) neither Seller nor any of its subsidiaries are subject to liability under environmental laws, including without limitation liability related to any releases of hazardous substances and (iv) complete and correct copies of all written environmental audits or assessments which have been conducted by Seller or any of its subsidiaries with respect to the business have been made available to Purchaser.

“Environmental Laws” means all Applicable Laws and permits relating to pollution, protection of the environment or natural resources.

“Hazardous Substances” means all pollutants, contaminants, chemicals, wastes, and any toxic or otherwise hazardous substances or materials subject to regulation under Environmental Laws.

(d)  Seller has filed all required forms and returns in respect of, and has timely paid all amounts due in respect of, the U.S. Federal Universal Service Fund fee (if applicable) imposed by a Governmental Entity.

(e)  This Section 3.18 does not relate to matters with respect to Taxes, which are the subject of Section 3.16.

SECTION 3.19.  Securities Act.  The WVS-I Shares acquired by Seller pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof, and Seller shall not offer to sell or otherwise dispose of the WVS-I Shares so acquired by it in violation of any of the registration requirements of the Securities Act.

SECTION 3.20.  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other person, other than Imperial Capital, LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any Seller Subsidiary.

SECTION 3.21.  Insurance.  Seller or the Seller Subsidiaries maintain policies of fire and casualty, liability and other forms of property and casualty insurance in such amounts, with such deductibles and against such risks and losses as are, in Seller’s reasonable judgment, reasonable for the business and assets of Seller and the Seller Subsidiaries.

SECTION 3.22.  Absence of Changes in Seller Benefit Plans; Labor Relations.  Except as expressly permitted pursuant to Section 5.02(a)(iv), since December 31, 2005, there has not been any adoption, amendment or termination by Seller or any Seller Subsidiary of any collective bargaining agreement or any employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, performance, retirement, thrift, savings, stock bonus, change in control, termination, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement or understanding (whether or not legally binding) maintained, contributed to or required to be maintained or contributed to by Seller or any Seller Subsidiary or any other person or entity that, together with Seller, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”), in each case providing benefits to any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary (collectively, the “Seller Benefit Plans”), or any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Seller Pension Plans, or any change in the manner in which contributions to any Seller Pension Plans are made or the basis on which such contributions are determined, other than amendments or other changes as required to ensure that such Seller Benefit Plan is not then out of compliance with Applicable Law, or reasonably determined by Seller to be necessary or appropriate to preserve the qualified status of a Seller Pension Plan under Section 401(a) of the Code.  There are no collective bargaining or other labor union agreements to which Seller or any Seller Subsidiary is a party or by which Seller or any Seller Subsidiary is bound.  As of the date hereof, none of the employees of Seller or any Seller Subsidiary are represented by any union with respect to their employment by Seller or any Seller Subsidiary.  As of the date hereof, since January 1, 2004, neither Seller nor any Seller Subsidiary has experienced any labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements.

SECTION 3.23.  ERISA Compliance; Excess Parachute Payments.  (a)  Section 3.23(a) of the Seller Disclosure Letter sets forth a complete and accurate list of (i) each Seller Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (a “Seller Pension Plan”), (ii) each Seller Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (a “Seller Welfare Plan”), (iii) all other Seller Benefit Plans and (iv) any employment, deferred compensation, consulting, severance or change of control, termination or indemnification agreement or any other agreement with or involving any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary or any agreement with any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller of a nature contemplated by this Agreement (all such agreements under this clause (a)(iv), collectively, “Seller Benefit Agreements”).  Seller has provided to Purchaser complete and accurate copies of (i) each Seller Benefit Plan and each Seller Benefit Agreement (or, in the case of any unwritten Seller Benefit Plans or Seller Benefit Agreements, written descriptions thereof), (ii) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service (the “IRS”) with respect to each Seller Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Seller Benefit Plan for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Seller Benefit Plan.  Except as would not reasonably be expected to have a Seller Material Adverse Effect, (x) each Seller Benefit Plan has been administered in accordance with its terms, and (y) Seller, each Seller Subsidiary and all Seller Benefit Plans are all in compliance with the applicable provisions of ERISA, the

Code and all other Applicable Laws, including laws of foreign jurisdictions, and the terms of all collective bargaining agreements.

(b)  Each Seller Pension Plan intended to be tax-qualified has received favorable determination letters from the IRS to the effect that such Seller Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (or, to the best knowledge of Seller, has revocation been threatened) and, to the best knowledge of Seller, no event has occurred since the date of the most recent determination letter or application therefor relating to such Seller Pension Plan that would reasonably be expected to adversely affect the qualification of such Seller Pension Plan.  Each Seller Pension Plan has complied since its inception, or has been amended to comply, with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.  All Seller Pension Plans required to have been approved by any foreign Governmental Entity have been so approved, no such approval has been revoked (or, to the best knowledge of Seller, has revocation been threatened) and, to the best knowledge of Seller, no event has occurred since the date of the most recent approval or application therefor relating to any such Seller Pension Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto.  Seller has delivered to Purchaser a complete and accurate copy of the most recent determination letter received prior to the date hereof with respect to each Seller Pension Plan, as well as a complete and accurate copy of each pending application for a determination letter, if any.

(c)  Neither Seller nor any Commonly Controlled Entity has (i) maintained, contributed to or been required to contribute to any Seller Benefit Plan that is subject to Title IV of ERISA or (ii) has any unsatisfied liability under Title IV of ERISA.

(d)  All reports, returns and similar documents with respect to all Seller Benefit Plans required to be filed with any Governmental Entity or distributed to any Seller Benefit Plan participant have been duly and timely filed or distributed.  None of Seller or any Seller Subsidiary has received notice of, and to the best knowledge of Seller, there are no investigations by any Governmental Entity with respect to, termination proceedings or other claims (except claims for benefits payable in the normal operation of Seller Benefit Plans or Seller Benefit Agreements), suits or proceedings against or involving any Seller Benefit Plan or Seller Benefit Agreement or asserting any rights or claims to benefits under any Seller Benefit Plan or Seller Benefit Agreement that would give rise to any material liability, and, to the best knowledge of Seller, there are not any facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

(e)  All contributions, premiums and benefit payments under or in connection with Seller Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of Seller Benefit Plans have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference into Seller SEC Documents.  Neither any Seller Pension Plan nor any

single-employer plan of any Commonly Controlled Entity has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(f)  With respect to each Seller Benefit Plan, (i) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which Seller or any Seller Subsidiary or any of their respective employees, or, to the best knowledge of Seller, any trustee, administrator or other fiduciary of such Seller Benefit Plan, or to the best knowledge of Seller any agent of the foregoing, has engaged that would reasonably be expected to subject Seller or any Seller Subsidiary or any of their respective employees, or a trustee, administrator or other fiduciary of any trust created under any Seller Benefit Plan, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Section 502 of ERISA and (ii) none of the Seller, any Seller Subsidiary or any of their respective employees, or, to the best knowledge of Seller, any trustee, administrator or other fiduciary of any Seller Benefit Plan or to the best knowledge of Seller any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that would reasonably be expected to subject Seller, any Seller Subsidiary or any of their respective employees, or, to the best knowledge of Seller, any trustee, administrator or other fiduciary, to any liability for breach of fiduciary duty under ERISA or any other Applicable Law.  No Seller Benefit Plan or related trust has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any Seller Benefit Plan during the last five years, and no notice of a reportable event will be required to be filed in connection with the transactions contemplated by this Agreement.

(g)  Section 3.23(g) of the Seller Disclosure Letter discloses whether each Seller Welfare Plan is (i) unfunded or self-insured, (ii) funded through a “welfare benefit fund”, as such term is defined in Section 419(e) of the Code, or other funding mechanism or (iii) insured.  Each such Seller Welfare Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without material liability (other than benefits then payable under such plan without regard to such amendment or termination) to Seller or any Seller Subsidiary at any time after the Closing Date.  Each of Seller and the Seller Subsidiaries complies in all material respects with the applicable requirements of Section 4980B(f) of the Code or any similar state statute with respect to each Seller Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code or such state statute.  Neither Seller nor any Seller Subsidiary has any material obligations for retiree health or life insurance benefits under any Seller Benefit Plan (other than for continuation coverage required under Section 4980B(f) of the Code or any similar state statute).

(h)  None of the execution and delivery of this Agreement, the obtaining of approval from the shareholders of Seller or any transaction expressly contemplated by this Agreement (including as a result of any termination of employment on or following the Closing Date) will (i) entitle any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary to severance pay, termination, change in control or similar pay and benefits, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Seller Benefit Plan or Seller Benefit Agreement or (iii) result in any breach or violation of, or a default under, any Seller Benefit Plan or Seller Benefit Agreement.

(i)  Neither Seller nor any Seller Subsidiary has any material liability or obligations, including under or on account of a Seller Benefit Plan or Seller Benefit Agreement, arising out of the hiring of persons to provide services to Seller or any Seller Subsidiary and treating such persons as consultants or independent contractors and not as employees of Seller or any Seller Subsidiary.

(j)  No deduction by Seller or any Seller Subsidiary in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code.

(k)  Other than payments that may be made to the persons listed in Section 3.23(k) of the Seller Disclosure Letter (the “Primary Seller Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement or any other Transaction (including as a result of the termination of employment on or following the Closing Date) by any officer, director, employee or consultant of Seller or any Seller Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Seller Benefit Plan, Seller Benefit Agreement or otherwise would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and no such disqualified individual is entitled to receive any additional payment (including, without limitation, any tax gross up or other payment) from Seller or any Seller Subsidiary or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.  Section 3.23(k) of the Seller Disclosure Letter sets forth (i) Seller’s reasonable, good faith estimates of the maximum amount that could be paid to each Primary Seller Executive as a result of the execution and delivery of this Agreement or any other Transaction (including as a result of the termination of employment on or following the Closing Date) under any Seller Benefit Plan, Seller Benefit Agreement or otherwise and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Seller Executive calculated as of the date of this Agreement.

SECTION 3.24.  Information Supplied.  None of the information supplied or to be supplied by Seller for inclusion or incorporation by reference in Seller’s Proxy Statement will, at the date it is first mailed to Seller’s stockholders or at the time of the Seller Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Seller with respect to statements made or incorporated by reference therein based on information supplied by Purchaser in writing for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.25.  Opinion of Financial Advisor.  Seller has received the opinion of Imperial Capital, LLC, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Transactions by Seller is fair from a financial point of view, a signed copy of which opinion has been delivered to Purchaser.

SECTION 3.26.  Resolutions Regarding Options.  The Seller Board, or a duly authorized committee of the Seller Board, has adopted such resolutions and taken such other actions as required to confirm the accuracy of the list set forth by Seller in Section 3.03 of the Seller Disclosure Letter as to the acceleration of vesting or exercisability of any Seller Stock Options, as a result of, or in connection with, the execution and delivery of this Agreement or any other Transaction (including as a result of any termination of employment of the holder thereof).

SECTION 3.27.  Seller By-laws.  The Seller Board has adopted a resolution that amends Seller’s By-laws pursuant to Section 8.1(ii) of the By-laws (the “By-law Amendments”), which amendment shall become effective upon the Closing and is in the form of Exhibit 3.27 hereto.

SECTION 3.28.  Seller Board.  Seller, the Seller Board and the members of the Seller Board have taken all acts necessary to cause, effective as of Closing, the composition of the Seller Board and classes of the respective Seller Board members to be as set forth in Schedule 3.28 hereto.

ARTICLE IV

Representations and Warranties of Purchaser in Relation to Purchaser and WVS-I

Purchaser represents and warrants to Seller that, as of the date of this Agreement and as of the Closing Date, except as set forth in the letter, dated as of the date of this Agreement, from Purchaser to Seller (the “Purchaser Disclosure Letter”), provided, that when representations made below with respect to matters as of the Closing Date, such representations shall be deemed to be made immediately prior to giving effect to the Closing of the Transactions, but after giving effect to the Restructuring (as defined in Section 5.11):

SECTION 4.01.  Organization, Standing and Power.  Purchaser is (and, as of Closing, WVS-I B.V., WVS-I U.S. and each subsidiary of WVS-I (each subsidiary of WVS-I, a “WVS-I Subsidiary”)) will be, a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Purchaser has (and, as of Closing, WVS-I B.V., WVS-I U.S. and each WVS-I Subsidiary) will have full corporate power and authority to conduct the WVS-I Business as presently conducted.  Purchaser is (and, as of Closing, WVS-I B.V., WVS-I U.S. and each WVS-I Subsidiary will be) duly qualified to do business in each jurisdiction where the nature of the WVS-I Business or its ownership or leasing of its properties of the WVS-I Business make such qualification necessary.  Purchaser has delivered and made available to Seller true and complete copies of the certificates of incorporation of Purchaser, WVS-I B.V., WVS-I U.S., and each WVS-I Subsidiary, each as amended to the date of this Agreement (to the extent they exist as of the date of this Agreement), and the by-laws of Purchaser, WVS-I B.V., WVS-I U.S., and each WVS-I Subsidiary, each as amended to the date of this Agreement (to the extent they exist as of the date of this Agreement).

SECTION 4.02.  WVS-I Subsidiaries; Equity Interests.  (a)  Section 4.02 of the Purchaser Disclosure Letter lists each WVS-I Subsidiary and its jurisdiction of organization as of the date hereof and the Closing Date.  All the outstanding shares of capital stock of each WVS-I Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Purchaser, free and clear of all Liens (other than for current Taxes not yet due and payable).

(b)  Except for its interests in the WVS-I Subsidiaries, WVS-I does not have and, as of the Closing Date, will not as of Closing own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value in excess of $25,000 in any person.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser.  Purchaser has duly executed and delivered this Agreement and the Ancillary Agreements to which it is a party, and this Agreement and the Ancillary Agreements to which it is a party constitute its legal, valid and binding obligations, enforceable against it in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation by Purchaser of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Liens arising from acts of Seller or its affiliates) upon any of the Transferred Assets under, any provision of (i) their respective organizational documents, (ii) any Contract to which Purchaser (that relates to the WVS-I Business), WVS-I or any WVS-I Subsidiary is a party, or (iii) subject to the filings and other matters referred to in Section

4.04(b), any Judgment or Applicable Law that, as of the Closing Date, will apply with respect to WVS-I or any WVS-I Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a WVS-I Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity (other than any Governmental Entity located in a jurisdiction in which the operations of the WVS-I Business are immaterial) is required to be obtained or made by or with respect to Purchaser (or, as of the Closing Date, WVS-I or any WVS-I Subsidiary) in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party or the consummation of the Transactions, other than (i) (A) compliance with and filings under the HSR Act and the EC Merger Regulation, (B) the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other rules, regulations, practices and policies promulgated by the Federal Communications Commission, (C) laws, rules, regulations, practices and orders of any state public service commissions, foreign telecommunications regulatory agencies or similar state or foreign regulatory bodies, (D) those that may be required solely by reason of Seller’s (as opposed to any other third party’s) participation in the Transactions and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (E) compliance with and such filings as may be required under Applicable Laws (other than Applicable Laws of any jurisdiction in which the operations of the WVS-I Business are immaterial) and (F) such filings as may be required in connection with the taxes described in Section 9.01, (ii) such filings under the Exchange Act, as may be required in connection with this Agreement, the Ancillary Agreements and the Transactions and (iii) such other items that may be required under the applicable rules and regulations of the stock exchanges on which the common stock of Purchaser is listed or the applicable law of the Netherlands.

SECTION 4.05.  The WVS-I Shares.  As of Closing, Purchaser has good and valid title to the WVS-I Shares, free and clear of any Liens.  Assuming Seller has the requisite power and authority to be the lawful owner of such WVS-I Shares, upon delivery to Seller at the Closing of certificates representing such WVS-I Shares, duly endorsed by Purchaser for transfer to Seller or accompanied by appropriate instruments sufficient to evidence the transfer to Seller of the WVS-I Shares under the Applicable Laws of the relevant jurisdiction, and upon Purchaser’s receipt of the Shares, good and valid title to such WVS-I Shares will pass to Seller, free and clear of any Liens, other than those arising from acts of Seller or its affiliates.  Other than this Agreement and restrictions imposed by Applicable Law, the WVS-I Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the WVS-I Shares.

SECTION 4.06.  Financial Statements.  (a)  As of the date hereof (and assuming for the purposes of this Section 4.06 that the Restructuring has been completed as of the date of the Agreement), Schedule 4.06(a) sets forth (i) the audited combined consolidated carve-out financial statements of WVS-I B.V. for the fiscal years ended 2003, 2004 and 2005, which financial statements include combined consolidated statements of operations for the three years ended December 31, 2005, combined balance sheets as of December 31, 2005 and 2004, combined consolidated statements of changes in invested equity for the three years ended December 31, 2005 and combined consolidated statements of cash flows for the three years ended December 31, 2005, and (ii) the unaudited combined consolidated carve-out financial statements of WVS-I B.V. for the first quarter of 2006 ended March 31, 2006, which financial statements for the first quarter of 2006 ended March 31, 2006 include a combined consolidated statement of accounts receivable and accounts payable of the WVS-I Business as of March 31, 2006, and a combined consolidated statement of operations for the WVS-I Business for the three months then ended (collectively, the “WVS-I Financial Statements”).  The WVS-I Financial Statements have been prepared in conformity with U.S. GAAP (except, in the case of unaudited statements, as would be permitted by Form 10-Q of the SEC if such financial statements had been filed on Form 10-Q, and that the combined consolidated statement of accounts receivable and accounts payable of the WVS-I Business as of March 31, 2006 have been prepared with the International Financial Reporting Standards and not U.S. GAAP) in each case applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and on that basis fairly present the combined consolidated financial position of WVS-I B.V. and its consolidated subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(b)  As of the date hereof, neither WVS-I nor any WVS-I Subsidiary has, and as of the Closing Date, neither WVS-I nor any WVS-I Subsidiary will have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by U.S. GAAP to be set forth on a combined consolidated balance sheet of WVS-I and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, could reasonably be expected to have a WVS-I Material Adverse Effect, other than those liabilities and obligations set forth on the latest dated balance sheet included in the WVS-I Financial Statements, and other liabilities and obligations of similar character incurred since the date of such balance sheet in the ordinary course of business.

(c)  The design or operation of the internal control over financial reporting of Purchaser since January 1, 2005 did not include any control deficiency, or combination of control deficiencies, related to the WVS-I Business that resulted in more than a remote likelihood that a material misstatement of the annual or interim financial statements of Purchaser since such date would not be prevented or detected.

SECTION 4.07.  Receivables.  The accounts receivable of the WVS-I Business set forth in the latest dated balance sheet included in the WVS-I Financial Statements and the accounts receivable of WVS-I and the WVS-I Subsidiaries that have arisen since such date (a) represent actual indebtedness incurred by the applicable account debtors, (b) have arisen from bona fide transactions in the ordinary course of the business of the WVS-I Business, and (c) are expected by Purchaser and WVS-I to be collectible in the ordinary course of business, net of the applicable reserves therefor.

SECTION 4.08.  Assets.  (a)  Purchaser has, and as of Closing Date, WVS-I or a WVS-I Subsidiary will have, good and valid title to all material assets reflected on the balance sheet of WVS-I B.V. as of March 31, 2006 (as set forth in the WVS-I Financial Statements) or thereafter acquired, other than those sold or otherwise disposed of since the date of such balance sheet in the ordinary course operation of the WVS-I Business and not in violation of this Agreement, in each case free and clear of all Liens (other than for current Taxes not yet due and payable), except for such imperfections of title, licenses or encumbrances, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the business as currently conducted.  Each material asset of the WVS-I Business is in good working order (ordinary wear and tear excepted) in all material respects, is free from any material defect and has been maintained in all material respects in accordance with the past practice of the WVS-I Business.

(b)  This Section 4.08 does not relate to real property or interests in real property, such items being the subject of Section 4.11, or to Intellectual Property, such items being the subject of Section 4.12.

SECTION 4.09.  Sufficiency of Assets.  The Transferred Assets (as defined in Section 5.11) comprise all the assets employed in the WVS-I Business, other than the assets employed by Purchaser and its affiliates in providing corporate level and other services as set forth in the SLA.  The Transferred Assets are sufficient for the conduct of the WVS-I Business immediately following the Closing in substantially the same manner as conducted immediately prior to the Closing by Purchaser, WVS-I, the WVS-I Subsidiaries and their employees, assuming for purposes hereof the continued provision by Purchaser and its affiliates of corporate level and other services as set forth in the SLA.

SECTION 4.10.  Relationships with Customers.  None of the customers of the WVS-I Business that represented 5% or greater of the net revenue of the WVS-I Business on a consolidated basis for the fiscal year ended December 31, 2005, has as of the date of this Agreement canceled or threatened in writing to cancel any material customer agreement with Purchaser (that relates to the WVS-I Business), WVS-I or a WVS-I Subsidiary.

SECTION 4.11.  Real Property.  Purchaser owns no real property that is employed in or necessary to the WVS-I Business.  Neither WVS-I nor any WVS-I Subsidiary owns any real property.  Schedule 4.11 lists all material real property and interests in real property leased by Purchaser as of the date of this Agreement (to the extent employed in the WVS-I Business) (and, as of the Closing, WVS-I or any WVS-I Subsidiary) (each, a “WVS-I Leased Property”).  Purchaser has and, as of the Closing Date, WVS-I or any WVS-I Subsidiary will have, valid leasehold estates in all WVS-I Leased Property, to the extent the obligations of WVS-I with respect thereto are Assumed

Liabilities.  This Section 4.11 does not relate to environmental matters, such items being the subject of Section 4.18(c).

SECTION 4.12.  Intellectual Property.  (a)  Schedule 4.12 sets forth all material Intellectual Property, owned, used, filed by or licensed to or from Purchaser (to the extent employed in the WVS-I Business but except as employed in providing corporate level and other services as set forth in the SLA), WVS-I or any WVS-I Subsidiary.  The Intellectual Property set forth in Schedule 4.12 is referred to in this Agreement as the “WVS-I Intellectual Property”.  As of the date of this Agreement Purchaser owns (and as of Closing Date, WVS-I and the WVS-I Subsidiaries own, except for licenses of Intellectual Property from Purchaser) all right, title and interest in and to the Intellectual Property listed in Schedule 4.12.  With respect to all WVS-I Intellectual Property that is issued, registered or subject to an application for issuance or registration, Schedule 4.12 sets forth a list of all jurisdictions in which such WVS-I Intellectual Property is issued or registered or in which patents or registrations have been applied for and all patent, registration and application numbers.  (i) All WVS-I Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the business of WVS-I and its subsidiaries as presently conducted and (ii) WVS-I (or Purchaser in the case of a license from Purchaser to WVS-I) will be, the sole and exclusive owner of, and Purchaser has and, as of the Closing Date, WVS-I and the WVS-I Subsidiaries will have, the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other person, all WVS-I Intellectual Property and the subjects thereof, and the consummation of the Transactions and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights.

(b)  Neither Purchaser nor WVS-I nor any of the WVS-I Subsidiaries has granted any license of any kind relating to any Technology employed in the WVS-I Business (except as employed in providing corporate level and other services as set forth in the SLA) or WVS-I Intellectual Property or the marketing or distribution thereof, except nonexclusive licenses to end-users in the ordinary course of business.  Neither Purchaser nor WVS-I or any of the WVS-I Subsidiaries is bound by or a party to any material option, license or similar Contract relating to any Intellectual Property of any other person for the use of such Intellectual Property that is employed in the WVS-I Business (except as employed in providing corporate level and other services as set forth in the SLA), except for (i) nonexclusive licenses to end-users in the ordinary course of business and (ii) so called “off-the-shelf”, “shrink-wrap”, “free”, “open source” and other non-customized license agreements relating to computer software licensed to WVS-I or any of the WVS-I Subsidiaries in the ordinary course of business.  No material claims are pending or, to the best knowledge of Purchaser, threatened, against Purchaser, WVS-I or any of the WVS-I Subsidiaries by any person claiming material infringement by use of the WVS-I Intellectual Property set forth in Schedule 4.12 in the operation or conduct of the WVS-I Business as currently conducted.  To the best knowledge of Purchaser and WVS-I, the WVS-I Intellectual Property is not being materially infringed by any other person. No reexamination request, reissue requests, opposition, protest, petition for interference or declaration of interference has been filed with the U.S. Patent and Trademark Office or elsewhere with respect to the WVS-I Intellectual Property.

SECTION 4.13.  Contracts.  (a)  Section 4.13 of the Purchaser Disclosure Letter sets forth the Contracts described below, the rights under which will form part of the Transferred Assets and under which, as of the Closing Date, WVS-I or any WVS-I Subsidiary will be a party or will be bound:

(i)  All Contracts with customers of the WVS-I Business that in the aggregate represented 80% or greater of the net revenue of the WVS-I B.V. on a combined consolidated basis for the fiscal year ended December 31, 2005,

(ii)  Any Contract (other than this Agreement) with Purchaser or any affiliate of Purchaser (other than WVS-I and the WVS-I Subsidiaries);

(iii)  Any continuing Contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for inventory in the ordinary course of business consistent with past practice), management, service, consulting or other similar Contract or  advertising agreement or arrangement, in any such case which has an aggregate future liability to any person in excess of $50,000 and is not terminable by WVS-I or a WVS-I Subsidiary by notice of not more than 6 months for a cost of less than $50,000;

(iv)  Any Contract for the sale of any asset of the WVS-I Business (other than inventory sales in the ordinary course of business) or the grant of any preferential rights to purchase any such asset or requiring the consent of any party to the transfer thereof, other than any such Contract entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement; or

(v)  Any other Contract that has an aggregate future liability to any person in excess of $50,000 and is not terminable by WVS-I or a WVS-I Subsidiary by notice of not more than 6 months for a cost of less than $50,000.

(b)  All Contracts listed in Section 4.13 of the Purchaser Disclosure Letter (the “WVS-I Contracts”) are valid, binding and in full force and effect and are enforceable by Purchaser and, as of the Closing Date, will be enforceable by WVS-I or any WVS-I Subsidiary, in accordance with their respective terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles, except for such failures to be valid, binding, in full force and effect or enforceable that would not reasonably be expected to have a WVS-I Material Adverse Effect.  Purchaser, WVS-I and the WVS-I Subsidiaries have performed all obligations required to be performed by them to date under the WVS-I Contracts, and none of them are in breach or default thereunder and, to the best knowledge of Purchaser, WVS-I and the WVS-I Subsidiaries, no other party to any WVS-I Contract, as of the date of this Agreement, is in breach or default thereunder, except to the extent that such breach or default would not reasonably be expected to have a WVS-I Material Adverse Effect.

Neither Purchaser, WVS-I nor any WVS-I Subsidiary has received any written notice of the intention of any party to terminate any WVS-I Contract.  Complete and correct copies of all written WVS-I Contracts, together with all modifications and amendments thereto, have been delivered and made available to Purchaser.

SECTION 4.14.  Permits.  Schedule 4.14 sets forth all material certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations of Purchaser employed in the WVS-I Business (except as employed in providing corporate level and other services as set forth in the SLA) as of the date of this Agreement (and as of Closing, WVS-I and the WVS-I Subsidiaries) (“WVS-I Permits”), including those relating to the regulation of the provision of telecommunications services and all ordinances and other agreements granting access to public rights of way for the purpose of providing such services.  (i) The WVS-I Permits and any other certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations of WVS-I are sufficient for the operation of the WVS-I Business as currently conducted, except for any certificates, licenses, permits, franchises, consents, orders, authorizations, approvals and similar authorizations that would not reasonably be expected to have a WVS-I Material Adverse Effect, (ii) all such WVS-I Permits are validly held by Purchaser and, as of the Closing Date, will be validly held by WVS-I or any WVS-I Subsidiary, and Purchaser, WVS-I and each WVS-I Subsidiary has complied with the terms and conditions of each WVS-I Permit held by it for use in the operation or conduct of the business, (iii) during the 2 years preceding the date of this Agreement, neither Purchaser, nor WVS-I nor any WVS-I Subsidiary has received written notice of any Proceeding, including any Proceeding before the FCC or any public utility commission or state regulatory agency, and no such Proceeding is pending, relating to the cancelation, suspension, revocation, modification or nonrenewal of any such WVS-I Permits the loss of which would reasonably be expected to have a WVS-I Material Adverse Effect and (iv) none of such WVS-I Permits would be subject to cancelation, suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such cancelations, suspensions, modifications, revocations or nonrenewals that would not reasonably be expected to have a WVS-I Material Adverse Effect.

SECTION 4.15.  Absence of Certain Changes or Events.  From December 31, 2005, to the date of this Agreement, the WVS-I Business has been conducted in the ordinary course and in substantially the same manner as previously conducted.  From December 31, 2005, to the date of this Agreement, neither Purchaser, WVS-I nor any WVS-I Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 5.01.

SECTION 4.16.  Taxes.  (a)  WVS-I B.V., WVS-I U.S. and each WVS-I Subsidiary have timely filed, or have caused to be timely filed on their behalf, all material Tax Returns required to be filed by them, and all such Tax Returns are true, complete and accurate in all material respects.  All material Taxes shown to be due on such Tax Returns, or otherwise owed (including, for the avoidance of doubt, all excise Taxes) have been timely paid, except for those being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP have been established in the WVS-I Financial Statements or on the books of WVS-I B.V., WVS-I U.S. or the applicable WVS-I Subsidiary.  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary has requested or been granted an extension of the time for filing any Tax Return that has not yet been filed.

(b)  No outstanding material deficiency with respect to any Taxes has been proposed or asserted in writing or assessed against WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary, and there are no outstanding agreements or waivers extending the statutory period of limitations for assessment applicable to any material Tax Returns filed or required to be filed by WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary.

(c)  The U.S. Federal and non-U.S. income Tax Returns of WVS-I B.V., WVS-I U.S. and each WVS-I Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service (or any comparable foreign taxing authority), or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 1998.  All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid or otherwise resolved.

(d)  There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary.

(e)  Neither WVS-I U.S. nor any WVS-I Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary is a party to or bound by any Tax sharing or allocation agreement with any person that is not WVS-I B.V., WVS-I U.S. or a WVS-I Subsidiary, other than customary commercial agreements with vendors, lenders, customers and other third parties entered into in the ordinary course of business whose primary subject is not Tax matters.

(g)  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary will be required to recognize income in a Post-Closing Tax Period that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date.  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary has claimed or been granted exemptions from Tax, roll-over relief or other Tax facilities (including investment Tax credits and other similar Tax benefits) that would be annulled and give rise to Tax in Tax periods ending after the Closing Date.

(h)  Except as set forth in Schedule 4.16(h), none of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary has even been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) or filed or been included in a combined, consolidated or unitary federal state, local or non-U.S. Tax Return other than one of which Purchaser was the common parent.  Except as set forth in Schedule 4.16(h), none of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary is presently liable, nor do they have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or foreign law, including the provisions of Dutch law relating to the Tax liability of members of a fiscal unity) or (ii) as transferee or successor.

(i)  Except as set forth in Schedule 4.16(i), there are no outstanding rulings of, or requests for rulings by, any Taxing Authority addressed to WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary that are, or if issued would be, binding on WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary.

(j)  Except as set forth in Schedule 4.16(j), none of Purchaser, WVS-I B.V. or any WVS-I Subsidiary that is a Dutch entity has ever conducted operations through a branch outside the Netherlands.

(k)  WVS-I B.V., WVS-I U.S. and each WVS-I Subsidiary has timely withheld and timely paid all Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.

(l)  Neither WVS-I B.V., WVS-I U.S. nor any WVS-I Subsidiary has been a party to a transaction that constitutes a “listed transaction”, for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law), that is or may be subject to examination by the IRS.  To the best knowledge of Purchaser, Purchaser has disclosed to Seller all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary has been a party.

(m)  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary will incur any liability for Taxes by reason of either the Restructuring or the Transactions.

(n)  Section 4.16(n) of the Purchaser Disclosure Letter sets forth each WVS-I Subsidiary that is a corporation for U.S. Federal income tax purposes.  Each of WVS-I U.S. and WVS-I B.V. is a corporation for U.S. Federal income tax purposes, and no election has been made by or on behalf of WVS-I B.V. under Treasury Regulations Section 301.7701-3.

(o)  Section 4.16(o) of the Purchaser Disclosure Letter sets forth each WVS-I Subsidiary that is a “disregarded entity” for U.S. Federal income tax purposes and each WVS-I Subsidiary that is a partnership for U.S. Federal income tax purposes.

SECTION 4.17.  Litigation.  There is no suit, action or proceeding pending or, to the best knowledge of Purchaser, threatened against Purchaser arising out of or related to the WVS-I Business, WVS-I or any WVS-I Subsidiary (and Purchaser is not aware of any basis for any such suit, action or proceeding), including any suit, action or proceeding relating to WVS-I Intellectual Property, that, individually or in the aggregate, has had or could reasonably be expected to have a WVS-I Material Adverse Effect, nor is there any Judgment outstanding against Purchaser arising out of or related to the WVS-I Business, WVS-I or any WVS-I Subsidiary on the date of this Agreement, that has had or could reasonably be expected to have a WVS-I Material Adverse Effect.

SECTION 4.18.  Compliance with Applicable Laws.  (a)   Purchaser in the conduct of the WVS-I Business as of the date of this Agreement, WVS-I and the WVS-I Subsidiaries, are in compliance with all Applicable Laws, including those relating to occupational health and safety and the environment, the Foreign Corrupt Practices Act and U.S. International Trade Laws, except in each case for instances of noncompliance that would not reasonably be expected to have a WVS-I Material Adverse Effect.  This Section 4.18(a) does not relate to matters with respect to Taxes, which are the subject of Section 4.16, or to environmental matters, which are the subject of Section 4.18(c).

(b)  Neither Purchaser, nor WVS-I nor any WVS-I Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that Purchaser in the conduct of the WVS-I Business, WVS-I or any WVS-I Subsidiary is not in compliance in any material respect with any Applicable Law, including the Foreign Corrupt Practices Act and U.S. International Trade Laws.

(c)  Except for any matter that would not reasonably be expected to have a WVS-I Material Adverse Effect, (i) the WVS-I Business has been conducted in compliance with all Environmental Laws, (ii) Purchaser has not received, as of the date of this Agreement, any written notice (the substance of which has not been materially resolved) of violations of, or liability under, Environmental Laws arising from or related to the business, (iii) neither Purchaser (to the extent relating to the conduct of the WVS-I Business) as of the date of this Agreement (and as of Closing, WVS-I nor any of the WVS-I Subsidiaries) are subject to liability under environmental laws, including without limitation liability related to any releases of hazardous substances and (iv) complete and correct copies of all written environmental audits or assessments which have been conducted by Purchaser, WVS-I or any of the WVS-I Subsidiaries with respect to the WVS-I Business have been made available to Seller.

(d)  Purchaser (with respect to the WVS-I Business) and WVS-I have filed all required forms and returns in respect of, and have timely paid all amounts due in respect of, the U.S. Federal Universal Service Fund fee (if applicable) imposed by a Governmental Entity.

(e)  This Section 4.18 does not relate to matters with respect to Taxes, which are the subject of Section 4.16.

SECTION 4.19.  Securities Act.  The Shares purchased by Purchaser pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act.

SECTION 4.20.  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other person, other than Morgan Stanley, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its subsidiaries.

SECTION 4.21.  Insurance.   Purchaser maintains policies of fire and casualty, liability and other forms of property and casualty insurance relating to the WVS-I Business in such amounts, with such deductibles and against such risks and losses as are, in Purchaser’s reasonable judgment, reasonable for the business and assets of WVS-I and the WVS-I Subsidiaries.

SECTION 4.22.  ERISA Compliance.  None of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary maintains an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or any other material employee benefit plan.  There are no collective bargaining or other labor union agreements to which WVS-I or any WVS-I Subsidiary is a party, except for agreements with respect to works councils.  No employees of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary are based in the United States.

ARTICLE V

Covenants

SECTION 5.01.  Covenants Relating to Conduct of WVS-I.  (a)  Except for matters (w) set forth in Schedule 5.01, (x) in connection with the Restructuring (as defined in Section 5.11), (y) expressly agreed to by Seller or (z) otherwise contemplated by the terms of this Agreement, from the date of this Agreement to and including the Closing Date, Purchaser shall cause the WVS-I Business to be conducted in all material respects in the ordinary course in a manner substantially consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve the material business relationships of the WVS-I Business with customers, suppliers, distributors and others with whom its business deals in the ordinary course of business.  In addition, except for matters (x) set forth in Schedule 5.01, (y) in connection with the Restructuring (as defined in Section 5.11) or (z) otherwise contemplated by the terms of this Agreement, Purchaser shall not, and shall not permit any of its affiliates to, do any of the following with respect to or in connection with the WVS-I Business without the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed):

(i)  amend or permit WVS-I or any of its subsidiaries to amend their respective organizational documents;

(ii)  permit WVS-I to declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock; provided, however, that (A) Seller acknowledges that, without limiting the obligations of Purchaser under Section 2.04, at or prior to the time of the Closing,

Purchaser and any of its affiliates may withdraw any cash balances of WVS-I in excess of the WVS-I Cash Balance, (B) dividends and distributions of cash and intercompany receivables may be made by WVS-I to Purchaser and its affiliates and (C) dividends and distributions may be made by WVS-I to Purchaser and its affiliates of accounts receivable owed to WVS-I by Purchaser or any of its affiliates, which accounts receivable shall not be included in the calculation of the WVS-I Closing Working Capital, except to the extent such accounts receivable remain accounts receivable of WVS-I and the WVS-I subsidiaries on a consolidated basis;

(iii)  permit WVS-I to redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant “phantom” stock, stock appreciation right, stock-based award or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

(iv)  permit WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary to (A) establish an "employee pension benefit plan" (as defined in Section 3(2) of ERISA), an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) or any other material employee benefit plan, (B) enter into any collective bargaining or other labor union agreement, other than agreements with respect to works councils or (C) hire any employees who will be based in the United States.

(v)  incur or assume, or permit WVS-I to incur or assume, any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness (in the case of Purchaser or any of is affiliates to the extent such liabilities, obligations, indebtedness or guarantees relate to WVS-I or the WVS-I Business), other than in the ordinary course of business consistent with past practice and except for any liabilities, obligations, indebtedness or guarantees for which Purchaser and its affiliates (other than WVS-I) shall be solely obligated;

(vi)  permit any of the Transferred Assets to become subject to any Lien of any nature whatsoever that would be required to be set forth on Schedule 4.02, 4.05, 4.08 or 4.15 or in Section 4.02, 4.05, 4.08 or 4.15 of the Purchaser Disclosure Letter if existing on the date of this Agreement;

(vii)  waive, or permit WVS-I to waive, any material claims or rights of material value (in the case of Purchaser or any of its affiliates to the extent such material claims or rights relate to WVS-I or the WVS-I Business);

(viii)  make, or permit WVS-I to make, any change in any method of accounting or accounting practice or policy (in the case of Purchaser or any of is affiliates to the extent such change relates to WVS-I or the WSV-I Business) other than those required by U.S. GAAP or required by Applicable Law;

(ix)  acquire, or permit WVS-I to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material to the WVS-I Business;

(x)  sell, lease, license or otherwise dispose of, or permit WVS-I to sell, lease, license or otherwise dispose of, any asset, in each case that is material to the WVS-I Business, except (A) inventory and obsolete or excess equipment sold or disposed of in the ordinary course of business and (B) leases entered into in the ordinary course of business with aggregate annual lease payments not in excess of $50,000;

(xi)  enter into, or permit WVS-I or any of their subsidiaries to enter into, any lease of real property (in the case of Purchaser or any of is affiliates to the extent such lease relates to WVS-I or the WVS-I Business), except (A) any renewals of existing leases in the ordinary course of business consistent with past practice and (B) leases with annual rental payments not in excess of $50,000;

(xii)  make, or permit WVS-I or any of their subsidiaries to make, any material elections with respect to Taxes, or enter into any settlement or compromise of any material Tax liability or refund (in the case of Purchaser or any of its affiliates solely to the extent such elections, settlements or compromises relate primarily to WVS-I); or

(xiii)  agree, or permit WVS-I to agree, whether in writing or otherwise, to do any of the foregoing.

(b)  Purchaser shall, and shall cause WVS-I and any of their subsidiaries to, use reasonable best efforts to keep, or cause to be kept, all insurance policies currently maintained with respect to the WVS-I Business, its assets and properties (the “Purchaser Insurance Policies”), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date; it being understood that any and all Purchaser Insurance Policies are owned and maintained by Purchaser and its affiliates (and not WVS-I).

(c)  Purchaser shall and shall cause WVS-I or any of their subsidiaries to (A) pay or otherwise satisfy all material claims, liabilities and obligations owed by WVS-I B.V., WVS-I U.S. or any of their subsidiaries and those owed by Purchaser or any of its subsidiaries that relate to the WVS-I Business, in each case, (i) in the ordinary course of business consistent with past practice and (ii) as required by their terms as in effect on the date of this Agreement and (B) collect or attempt to collect on all material claims, liabilities and obligations relating to the WVS-I Business owed to Purchaser and any such claims, liabilities and obligations owed to WVS-I B.V., WVS-I U.S. or any of their subsidiaries only in the ordinary course of business consistent with past practice.

SECTION 5.02.  Covenants Relating to Conduct of Seller.  (a)  Except for matters (w) set forth in Schedule 5.02(a), (x) expressly agreed to by Purchaser, (y) otherwise contemplated by the terms of this Agreement or (z) the investments set forth in Schedule 5.02(b) (such investments, the “Permitted Seller Investments”), from the date of this Agreement to and including the Closing Date, Seller shall and shall cause its affiliates to, conduct its business in all material respects in the ordinary course in a manner substantially consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve the material business relationships of its business with customers, suppliers, distributors and others with whom its business deals in the ordinary course of business.  In addition, except as set forth in Schedule 5.01 or otherwise contemplated by the terms of this Agreement, Seller shall not, and shall not permit any of its affiliates to, do any of the following with respect to or in connection with its business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(i)  amend its or any of the Seller Subsidiaries’ organizational documents (other than pursuant to the By-law Amendments);

(ii)  other than the Dividend, declare or pay any dividend or make any other distribution to its stockholders whether or not upon or in respect of any shares of its capital stock; provided, however, that (A) dividends and distributions of cash and intercompany receivables may be made by and between Seller and its affiliates and (B) dividends and distributions may be made by and between Seller and its affiliates of accounts receivable owed to Seller or any of its affiliates, which accounts receivable shall not be included in the calculation of the Seller Closing Working Capital, except to the extent such accounts receivable remain accounts receivable of Seller and its affiliates on a consolidated basis;

(iii)  except for the grant of stock options described in Section 5.02(iii) of the Seller Disclosure Letter and the Option Adjustments, or the issuance of shares of Common Stock pursuant to the exercise of the Stock Options and Warrants listed in Section 5.02(iii) of the Seller Disclosure Letter, redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrants “phantom” stock, stock appreciation right, stock-based award or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

(iv)  except as set forth in Section 5.02(iv) of the Seller Disclosure Letter and the Option Adjustments, adjustments to the number of and exercise price of in the money options that are made in respect of the Dividend or as otherwise contemplated by this Agreement or as required to ensure that any Seller Benefit Plan or Seller Benefit Agreement is not then out of compliance with Applicable Law or to comply with any Seller Benefit Plan or Seller Benefit Agreement entered into prior to the date hereof (complete and accurate copies of which have been heretofore delivered or made available to Purchaser), (A) adopt, enter into, terminate or amend (I) any collective bargaining agreement or Seller Benefit Plan or (II) any Seller Benefit Agreement or other agreement, plan or policy involving Seller or any Seller Subsidiary and one or more of their respective current or former directors, officers, employees or consultants, (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary, except for any planned salary increases and payment of bonuses, each as described in Section 5.02(a)(iv) of the Seller Disclosure Letter, (C) pay any benefit or amount not required under any Seller Benefit Plan or Seller

Benefit Agreement or any other benefit plan or arrangement of Seller or any Seller Subsidiary as in effect on the date of this Agreement, other than as contemplated in clause (B), (D) grant or pay any severance, termination, change in control or similar pay and benefits or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of Seller or any Seller Subsidiary, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, Seller Benefit Agreement or Seller Benefit Plan (including the grant of Seller Stock Options, restricted stock, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock-based or stock-related awards, performance units or restricted stock or the removal of existing restrictions in any Seller Benefit Agreements, Seller Benefit Plans or agreements or awards made thereunder), (F) amend or modify any Seller Stock Option, (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Seller Benefit Plan or Seller Benefit Agreement, (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Seller Benefit Plan or Seller Benefit Agreement or (I) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Seller Pension Plan or change the manner in which contributions to any Seller Pension Plan are made or the basis on which such contributions are determined;

(v)  incur or assume, or permit any of its affiliates to incur or assume, any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice and except for any liabilities, obligations, indebtedness or guarantees for which Seller and its affiliates shall be solely obligated;

(vi)  subject any of its assets to any Lien of any nature whatsoever that would be required to be set forth on Schedule 3.02, 3.06, 3.09 or 3.16 or in Section 3.02, 3.06, 3.09 or 3.16 of the Seller Disclosure Letter if existing on the date of this Agreement, other than those Liens listed in Section 5.02(vi) of the Seller Disclosure Letter;

(vii)  waive, or permit any of its affiliates to waive, any material claims or rights of material value;

(viii)  make, or permit any of its affiliates to make, any change in any method of accounting or accounting practice or policy other than those required by U.S. GAAP or required by Applicable Law;

(ix)  other than the Permitted Seller Investments, acquire, or permit any of its affiliates to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material to its business;

(x)  sell, lease, license or otherwise dispose of any asset, in each case that is material to its business, except (A) inventory and obsolete or excess equipment sold or disposed of in the ordinary course of business and (B) leases entered into in the ordinary course of business with aggregate annual lease payments not in excess of $50,000;

(xi)  enter into, or permit any of its affiliates to enter into, any lease of real property, except (A) any renewals of existing leases in the ordinary course of business consistent with past practice and (B) leases with annual rental payments not in excess of $50,000;

(xii)  make, or permit any of its subsidiaries to make, any material elections with respect to Taxes, or enter into any settlement or compromise of any material Tax liability or refund; or

(xiii)  agree, or permit any of its affiliates to agree, whether in writing or otherwise, to do any of the foregoing.

(b)  Seller and its subsidiaries shall use reasonable best efforts to keep, or cause to be kept, all insurance policies currently maintained with respect to its business, its assets and properties (the “Seller Insurance Policies”), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date; it being understood that any and all Seller Insurance Policies are owned and maintained by Seller and its affiliates.

(c)  Seller shall (A) pay or otherwise satisfy all material claims, liabilities and obligations owed by Seller and the Seller Subsidiaries (i) in the ordinary course of business consistent with past practice and (ii) as required by their terms as in effect on the date of this Agreement and (B) collect or attempt to collect on all material claims, liabilities and obligations owed to Seller and the Seller Subsidiaries only in the ordinary course of business consistent with past practice.

SECTION 5.03.  Access to Information.  Each party shall, and shall cause its affiliates to, afford to the other party and its accountants, counsel and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period prior to the Closing, to the personnel, properties, books, Contracts, commitments and records relating exclusively to either the WVS-I Business or Seller, as applicable; provided, however, that such access does not unreasonably disrupt the normal operations of the party.  Nothing contained in this Section 5.03 shall obligate either party or any of its affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 5.04.  Confidentiality.  (a)  Each party acknowledges that the information being provided to it in connection with the Transactions and the consummation of the other transactions contemplated by this Agreement is subject to the terms of a confidentiality agreement between Purchaser and Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the WVS-I Business and Seller, as applicable; provided, however, that each party acknowledges that any and all other information provided to it by the other party, any of its affiliates or its respective representatives concerning such other party or any of its affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b)  Each party shall keep confidential, and cause its affiliates and instruct its and their officers, directors, employees and advisors to keep confidential, all information relating to Seller and the WVS-I Business, except as required by law or administrative process and except for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.04(b).  The covenant set forth in this Section 5.04(b) shall terminate, with respect to any information, on the date that is three years after the date on which the relevant information was provided by the other party.

SECTION 5.05.  Reasonable Best Efforts/Further Assurances.  (a)  On the terms and subject to the conditions of this Agreement, each of Seller and Purchaser shall use its reasonable best efforts to cause the Closing to occur, including taking all actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing and shall take the actions set forth in Schedule 5.05 hereto.  Seller and Purchaser shall not, and shall not permit any of their respective affiliates to, take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

(b)  Each of Seller and Purchaser shall, as promptly as practicable, but in no event later than ten business days following the execution and delivery of this Agreement, (i) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated by this Agreement and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) make such other filings as are necessary in other jurisdictions in order to comply with all Applicable Laws, including the EC Merger Regulation and the Competition Act of Canada, relating to competition and shall promptly provide any supplemental information requested by applicable Governmental Entities relating thereto.  Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law.  Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or such other Applicable Law.  Each of Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other Applicable Law.  Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law. Each party shall use its reasonable best efforts to obtain any clearance required under the HSR Act or such other Applicable Law for the consummation of the transactions contemplated by this Agreement.

(c)  From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.05(a) and (b) above), as such other party may reasonably deem necessary or desirable to consummate the Transactions, including, (i) in the case of Purchaser and WVS-I, executing and delivering to Seller or WVS-I such additional assignments, deeds, bills of sale, consents and other instruments as to effect the transfer of the WVS-I Business and the Transferred Assets to Seller or WVS-I, as applicable, and (ii) in the case of Seller, transferring to Purchaser additional Shares as may be required to cause Seller to have acquired 51.00% of the shares of Common Stock on a Fully-Diluted Basis as of immediately following the Closing if there are any inaccuracies in the certificate referred to in the second sentence of Section 2.02(d), in each case in accordance with the terms of this Agreement and the Notarial Deed.

SECTION 5.06.  Preparation of the Proxy Statement; Stockholders Meeting.  (a)  As soon as practicable following the date of this Agreement, Seller shall prepare and file with the SEC the Proxy Statement in preliminary form and Seller shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto.  Seller shall use its reasonable best efforts to cause the Proxy Statement to be mailed to Seller’s stockholders as promptly as practicable after the date of this Agreement (provided, that the date of the Seller Shareholder Meeting shall be mutually agreed pursuant to Section 5.06(d) prior to the Proxy Statement being mailed to Seller’s stockholders).  Seller promptly shall notify Purchaser of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall promptly supply Purchaser with copies of all correspondence between Seller or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Purchaser and its counsel shall have reasonable opportunity to review and comment on the Proxy Statement in preliminary form, any amendments or supplements thereto, and responses to SEC comments and any information furnished to or filed with the SEC, all of which shall be reasonably satisfactory to Purchaser, provided, however, that Seller shall retain discretion over the final form of the Proxy Statement, any amendments or supplements thereto, and responses to SEC comments and other information furnished to or filed with the SEC.

(b)  If prior to the Seller Stockholders Meeting, any event occurs with respect to Seller which is required by applicable law to be described in an amendment of, or a supplement to, the Proxy Statement, Seller shall promptly notify Purchaser of such event, and Seller shall promptly file with the SEC any necessary amendment or supplement to the Proxy Statement and, as required by Applicable Law, disseminate the information contained in such amendment or supplement to Seller’s stockholders.

(c)  If prior to the Seller Stockholders Meeting, any event occurs with respect to Purchaser, or any change occurs with respect to other information supplied by Purchaser for inclusion in the Proxy Statement, which is required by Applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement, Purchaser shall promptly notify Seller of such event, and Seller shall promptly file with the SEC any necessary amendment or supplement to the Proxy Statement and, as required by Applicable Law, disseminate the information contained in such amendment or supplement to Seller’s stockholders.

(d)  Seller shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Seller Stockholders Meeting”) for the purpose of seeking the Stockholder Approval.  The date of the Seller Stockholders Meeting shall be mutually agreed with Purchaser, and shall not be postponed or adjourned without the reasonable consent of Purchaser.  Seller shall use its reasonable best efforts to cause the Proxy Statement to be mailed to Seller’s stockholders as promptly as practicable after the date of this Agreement.  Seller shall, through the Seller Board, recommend to its stockholders that they give the Stockholder Approval, except to the extent that the Seller Board shall have withdrawn or modified its approval or recommendation as permitted by Section 5.07(b).  Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section 5.06, including the first sentence of this Section 5.06(d), shall not be affected by the commencement, public proposal, public disclosure or communication to Seller of any Seller Takeover Proposal or (ii) the withdrawal or modification by the Seller Board of its approval or recommendation.

SECTION 5.07.  No Solicitation.  (a)   Seller shall not, nor shall it authorize or permit any Seller Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, Seller or any Seller Subsidiary to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Seller Takeover Proposal, (ii) enter into any agreement with respect to any Seller Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Seller Takeover Proposal; provided, however, that prior to receipt of the Stockholder Approval Seller may, to the extent required by the fiduciary obligations of the Seller Board, as determined in good faith by a majority of the disinterested members thereof after consultation with outside counsel, in response to a bona fide, written Seller Takeover Proposal that is made by a person a majority of the disinterested members of the Seller Board determine, in good faith, is reasonably capable of making a Superior Proposal and that a majority of the disinterested members of the Seller Board determine, in good faith, after consultation with Seller’s independent financial advisor and outside counsel, has a high likelihood of resulting in the completion of a transaction meeting the requirements of clause (i) of the definition of “Superior Proposal” that was not solicited by Seller and that did not otherwise result from a breach or a deemed breach of this Section, and subject to compliance with Section 5.07(c), (x) furnish information with respect to Seller to the person making such Seller Takeover Proposal pursuant to a confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (y) participate in discussions or negotiations

(including solicitation of a revised Seller Takeover Proposal) with such person and its Representatives regarding any Seller Takeover Proposal.  Without limiting the foregoing it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative or affiliate of Seller or any Seller Subsidiary, whether or not such person is purporting to act on behalf of Seller or any Seller Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.07(a) by Seller. Seller shall, and shall cause its Representatives to, cease immediately any current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Seller Takeover Proposal.

(b)  Neither the Seller Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Purchaser, or propose to withdraw or modify in a manner adverse to Purchaser, the approval or recommendation by the Seller Board of the Stockholder Approval, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Seller Takeover Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, any Seller Takeover Proposal.  Notwithstanding the foregoing, the Seller Board may withdraw or modify its approval or recommendation of the Stockholder Approval and, in connection therewith, approve or recommend a Superior Proposal, provided that each of the following shall have been true and complied with, as applicable, prior to the Seller Board taking any such action: (i) the Seller Board has received a Superior Proposal, (ii) in light of such Superior Proposal a majority of the disinterested directors of the Seller Board shall have determined in good faith, after consultation with outside counsel, that it is necessary for the Seller Board to withdraw or modify its approval or recommendation of the Stockholder Approval in order to comply with its fiduciary duty under Applicable Law, (iii) Seller has notified Purchaser in writing of the determinations described in clause (ii) above, (iv) at least five business days following receipt by Purchaser of the notice referred to in clause (iii) above, and taking into account any revised proposal made by Purchaser since receipt of the notice referred to in clause (iii) above, such Superior Proposal remains a Superior Proposal and a majority of the disinterested directors of the Seller Board has again made the determinations referred to in clause (ii) above, (v) Seller is in compliance with Section 5.07 and (vi) Purchaser is not at such time entitled to terminate this Agreement pursuant to Section 7.01(a)(viii).

(c)  Seller promptly shall advise Purchaser orally and in writing of any Seller Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Seller Takeover Proposal, and the identity of the person making any such Seller Takeover Proposal or inquiry and the material terms of any such Seller Takeover Proposal or inquiry.  Seller shall (i) keep Purchaser fully informed of the status including any change to the material terms or details of any such Seller Takeover Proposal or inquiry and (ii) provide to Purchaser as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Seller from any third party in connection with any Seller Takeover Proposal or sent or sent or provided by Seller to any third party in connection with any Seller Takeover Proposal.

(d)  Nothing contained in this Section 5.07 shall prohibit Seller from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to Seller’s stockholders if, in the good faith judgment of the Seller Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under Applicable Law.  Notwithstanding anything in this Section 5.07, the Seller Board may not take any action that would result in Seller’s stockholders no longer being legally capable under the DGCL of validly approving the Share Issuance.

(e)  For purposes of this Agreement:

“Seller Takeover Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving Seller or (ii) any proposal or offer to acquire in any manner, directly or indirectly, over 50% of the equity securities or consolidated total assets of Seller, in each case other than the Transactions.

“Superior Proposal” means any proposal made by a third party to acquire all or substantially all the equity securities or assets of Seller, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, (i) on terms which a majority of the disinterested members of the Seller Board determines in good faith to be superior from a financial point of view on a present value basis to the holders of Seller Common Stock than the Transactions (based on the written opinion, with only customary qualifications, of a nationally recognized independent financial advisor of Seller, which may be Imperial Capital LLC), taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Purchaser to amend the terms of the Transactions) and (ii) that has a high likelihood of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal, and assuming this Agreement has been terminated.

SECTION 5.08.  Employee Arrangements.

(a)  From and after the Closing Date, the departments of WVS-I B.V. shall be integrated into the business of Seller subject to the terms set forth on Schedule 5.08(a).

(b)  Seller and Purchaser agree to the terms governing employee arrangements set forth on Schedule 5.08(b).

SECTION 5.09.  Registration Rights.  On the Closing Date, Purchaser and Seller shall enter into a registration rights agreement in a form to be agreed upon pursuant to which Seller shall be required to register the Shares (and certain other shares of

Common Stock that Purchaser may acquire after the Closing Date), if Purchaser requests, with the U.S. Securities and Exchange Commission.

SECTION 5.10.  Publicity.  From the date of this Agreement through the Closing Date, no public release or announcement directly concerning the transactions contemplated by this Agreement and the Ancillary Agreements shall be issued by a party without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement as may be required by law or the rules or regulations of any United States, Dutch or other securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 5.11.  Restructuring.  Purchaser shall cause the business restructuring of WVS-I and the WVS-I Subsidiaries (including the demerger carveout of assets from Purchaser to WVS-I B.V., the upstream merger of KPN Eurovoice B.V. into KPN Eurovoice Holding B.V., and the upstream merger of KPN Eurovoice Holding B.V. into WVS-I B.V.) to be completed pursuant to the execution of the notarial deeds (the “Notarial Deeds”) in a form separately agreed between the parties as soon as practicable after the date hereof, with the assignments and other transactions contemplated thereby (collectively, the “Restructuring”) completed prior to the Closing.  The assets to be set forth in the Notarial Deeds and held by and transferred to WVS-I and the WVS-I Subsidiaries pursuant to such Restructuring are referred to herein as the “Transferred Assets”, which shall constitute all the assets of Purchaser employed in the WVS-I Business (other than the assets specified as Excluded Assets on the Notarial Deeds), which shall include a license (in a form to be agreed between the parties based on the principles set forth in Schedule 4.12) to any WVS-I Intellectual Property employed in the WVS-I Business (except to the extent employed only by Purchaser and its affiliates in providing corporate level and other services as set forth in the SLA) and which shall include, in any event, the assets listed on Schedule 5.11 to the Purchaser Disclosure Letter.

SECTION 5.12.  Purchaser Rights to Maintain Ownership.  (a)  From time to time after the Closing, at any time that Purchaser and its affiliates, designees and nominees hold, in the aggregate, less than fifty-one percent (51.00%) of the shares of Common Stock on a Fully-Diluted Basis, Purchaser shall be entitled to purchase from Seller such number of additional shares of Common Stock as may be required such that, upon consummation of such purchase, Purchaser and its affiliates, designees and nominees shall hold fifty-one percent (51.00%) of the shares of Common Stock on a Fully-Diluted Basis.  Any purchase of shares of Common Stock pursuant to this Section 5.12(a) shall be made in cash, at the Current Market Price in effect on the date of purchase, by notice to Seller no fewer than three trading days prior to the date on which such purchase shall be consummated, provided, that Purchaser shall not be permitted to purchase any shares of Common Stock under this Section 5.12(a) at any time when the Seller Board determines (after consultation with counsel, which may be internal counsel to Seller) that sales of shares of Common Stock to Purchaser at such time could reasonably be expected to result in a violation of Applicable Law.  For purposes of this Section 5.12(a) the “Current Market Price” of a share of Common Stock shall mean, as of any date, the average closing price of a share of such Common Stock on the principal exchange on which the shares of Common Stock are then traded for the five (5) trading day period ending on the fourth (4th) trading day prior to the date of such determination.

(b)  Without limiting Purchaser’s rights under paragraph (a) above, in connection with any issuance of Capital Stock by Seller after the Closing (other than any issuances referred to in Section 5.12(c) below) to any party other than Purchaser or any of its affiliates, designees or nominees (each, a “Triggering Issuance”), Purchaser shall have the right to purchase (on the same terms and at the purchase price per share of such Capital Stock offered to each purchaser of such Capital Stock in such Triggering Issuance (the “Issuance Price”), provided, however, that if the Issuance Price cannot be reasonably determined, then Purchaser shall have the right to purchase such Capital Stock at the Current Market Price) up to that number of shares of such Capital Stock as shall be equal to the number of shares of such Capital Stock that would represent (after giving effect to the issuance of such shares of Capital Stock to such other persons in such Triggering Issuance, and any additional shares of Capital Stock issuable to the Purchaser under this Section 5.12(b)) the “Designated Percentage” of the aggregate number of shares of Capital Stock issued in such Triggering Issuance and pursuant to this Section 5.12(b) in connection with such Triggering Issuance.  For purposes of this Section 5.12(b), the “Designated Percentage” with respect to any Triggering Issuance shall equal the greater of (i) that percentage of the shares of Common Stock on a Fully-Diluted Basis which is held by Purchaser, its affiliates, designees and nominees immediately prior to the issuance of shares of Capital Stock in such Triggering Issuance and (ii) 51.00% of the shares of Common Stock on a Fully-Diluted Basis.  Notwithstanding the foregoing, Purchaser shall not be permitted to purchase any shares of Common Stock under this Section 5.12(b) at any time when the Board of Directors of the Seller determines (after consultation with counsel, which may be internal counsel to the Seller) that sales of shares of Capital Stock to Purchaser at such time could reasonably be expected to result in a violation of Applicable Law, provided, that Purchaser shall be entitled to purchase such number of shares of Capital Stock, pursuant to such terms, at any time after such date as the Seller Board determines (after consultation with counsel, which may be internal counsel to Seller) that such purchase can be made without such purchase reasonably being expected to result in a violation of Applicable Law.  Notwithstanding anything to the contrary contained in this Section 5.12, in the event that the Issuance Price is less than the Current Market Price, the Designated Percentage shall equal that percentage of the shares of Common Stock on a Fully-Diluted Basis which would be held by Purchaser, its affiliates, designees and nominees immediately prior to the issuance of shares of Capital Stock in such Triggering Issuance taking into account all such shares of Common Stock actually held plus all such shares of Common Stock that Purchaser has committed itself in writing to purchase from Seller pursuant to this paragraph (b) or paragraph (a) above at the applicable Current Market Price, but has been prevented from purchasing because such sales could reasonably be expected to result in a violation of Applicable Law.  Notwithstanding anything to the contrary in this

Agreement, in no event shall the issuance of shares of Common Stock upon the exercise of options, warrants or other rights issued pursuant to an employee benefit plan or similar arrangement, or upon the exercise of any other options or warrants included in the calculation of the Fully-Diluted Common Stock Number, be deemed to be “Triggering Events”.

(c)  In connection with any issuance of Capital Stock by Seller after the Closing upon the exercise of options, warrants or other rights issued pursuant to an employee benefit plan or similar arrangement (other than upon the exercise of any options or warrants included in the calculation of the Fully-Diluted Common Stock Number) Seller shall effect, subject to Applicable Law and such reasonable liquidity concerns as determined in good faith by the Seller Board, repurchases of its Capital Stock in an amount sufficient to maintain the percentage of Fully Diluted shares of Capital Stock owned by Purchaser, its affiliates and nominees immediately prior to such issuance.  It is understood that Seller may affect such repurchases reasonably in advance of such issuances.

(d)  Seller shall deliver written notice (the “Triggering Notice”) to Purchaser of any Triggering Issuance to which the provisions of Section 5.12(b) would apply, including the applicable purchase price, aggregate amount issued in the Triggering Issuance, name of the issue, closing date,  and any other material terms and conditions of the Triggering Issuance.  At any time after the date of receipt of the Triggering Notice, Purchaser may exercise its preemptive right concerning such Triggering Issuance and shall deliver written notice to Seller setting forth the amount of such Capital Stock which Purchaser commits to purchase (which may be for all or any portion of such Capital Stock that Purchaser is entitled to purchase under Section 5.12(b)).  Purchaser, by so exercising its right under this Section 5.12, shall be entitled and obligated to purchase that amount of the offered Capital Stock specified in Purchaser’s notice on the terms and conditions set forth in the Triggering Notice.

SECTION 5.13.  Listing of the Shares.  If the Listing occurs prior to the Closing, Seller shall take all necessary steps to cause the Shares, subject to official notice of their issuance, to be approved for listing on Nasdaq.

SECTION 5.14.  Post-Closing Strategic Opportunities Covenant.  Following the Closing Date, Seller may continue to evaluate opportunities to acquire or enter into joint venture arrangements with third parties that represent strategic opportunities for Seller.  Without limiting Purchaser’s rights with respect to the veto matters set forth in Section 3.15 of the By-law Amendments, Purchaser shall not unreasonably object to such investment opportunities and shall have the right to purchase additional shares of Capital Stock of Seller in accordance with Section 5.12 if Seller Capital Stock is issued in connection with such investments.  It is understood and agreed that the exercise of business judgment by members of the Board of Directors, including those nominated by Purchaser, shall under no circumstances be considered to constitute an unreasonable objection by Purchaser.

SECTION 5.15.  Foreign Investment in Real Property Tax Act.  WVS-I U.S. shall deliver to Seller at the Closing a certificate, in form and substance reasonably satisfactory to Seller, duly executed and acknowledged, certifying that transfers of WVS-I U.S. Shares to Seller pursuant to the terms of this Agreement are exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act.

SECTION 5.16.  Purchaser Veto Rights.  During the Control Period (as defined in the By-laws), Seller shall not approve or take any action in respect of a Veto Matter (as defined in the By-laws) unless (i) the Seller Board shall have either received from Purchaser a written consent to such Veto Matter or waiver of rights under this Section 5.16, (ii) Seller Board shall have delivered to Purchaser written notice, specifying all material information regarding the Veto Matter to be approved and, within 10 days of receiving such notice regarding the Veto Matter, Purchaser shall not have delivered a notice to the Seller Board stating that it does not approve the Veto Matter (each such notice, a “Veto Notice”), or (iii) such action is approved by all KPN-Nominated Directors (as defined in the By-law Amendments).

SECTION 5.17.  Director Removal For Cause.  During the Control Period (as defined in the By-laws) Purchaser shall not vote in favor of a removal ‘for cause’ of a director serving on the Seller Board unless such removal is approved by a majority of the Non-KPN Directors (as defined in the By-law Amendments) on the Seller Board (as defined in the By-law Amendments).

SECTION 5.18.  WVS-I Cash Balance.  The Purchaser shall cause WVS-I to have cash equal to no less than the WVS-I Cash Balance upon consummation of the Closing.

SECTION 5.19.  Suspension and Termination of Rights.  Notwithstanding anything to the contrary in this Agreement, the Purchaser shall have no rights under Sections 5.12 or 5.16 during any period other than during the Control Period (as defined in the By-law Amendments).

SECTION 5.20.  Seller Actions After Closing.  For a period of three years after the Closing, Seller shall not transfer any shares of WVS-I B.V. without obtaining the prior written consent of Purchaser, which consent may be withheld if Purchaser determines in good faith that the proposed transfer of such shares could reasonably be expected to result in Taxes that would otherwise be avoided under the ruling of the Dutch Taxing Authorities referred to under Section 6.01(d).

ARTICLE VI

Conditions to Closing

SECTION 6.01.  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for (including paying the Cash Payment and transferring the WVS-I Shares to Seller) the Shares and the obligation of Seller to sell, transfer, assign and deliver the Shares to Purchaser, are subject to the satisfaction (or waiver by Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a)  Governmental Approvals.  Any waiting period under the HSR Act shall have expired or been terminated.  All other material Consents of, or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the absence of which would prohibit the consummation of or could result in the unwinding of the Transactions shall have been obtained or filed or shall have occurred.

(b)  No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the purchase of any portion of the Shares shall be in effect; provided, however, that prior to asserting this condition, each of the parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(c)  Stockholder Approval.  Seller shall have obtained the Stockholder Approval.

(d)  Dutch Tax Certificate/Ruling.  Purchaser shall have obtained a written confirmation from the Dutch tax authorities that the Restructuring and the transfer of the WVS-I Shares to Seller shall not be considered a transaction with the predominant aim of avoiding or postponing any tax liability, which determination shall be binding upon WVS-I B.V. and each WVS-I Subsidiary that is a Dutch entity.

SECTION 6.02.  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Shares is also subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Seller in this Agreement shall be true and correct (without regard to materiality qualifiers), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.  Purchaser shall have received a certificate signed by the chief executive officer and chief financial officer of Seller to such effect.

(b)  Seller Board.  Effective as of Closing, the composition of the Seller Board and classes of the respective Seller Board members shall be as set forth in Schedule 3.28 hereto.

(c)  Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all material obligations and material covenants

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required by this Agreement to be performed or complied with by Seller by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(d)  Absence of Proceedings.  There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding that has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the Transactions or seeking to obtain from Purchaser or any of its subsidiaries in connection with the Transactions any damages that are material in relation to Seller and the Seller Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by (x) Purchaser or Seller or any of their subsidiaries of all or substantially all of the business or assets of Seller or the WVS-I Business or (y) Purchaser of any material portion of the business or assets of Purchaser or any of its subsidiaries (other than WVS-I and the WVS-I Subsidiaries), or to compel (x) Purchaser or Seller or any of their subsidiaries to dispose of or hold separate all or substantially all of the business or assets of Seller or the WVS-I Business or (y) Purchaser or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of Purchaser or any of its subsidiaries (other than WVS-I and the WVS-I Subsidiaries), in each case as a result of the Transactions or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on ability of Purchaser to acquire or hold, or exercise full rights of ownership of, the Shares, including the right to vote the Shares on all matters properly presented to the stockholders of Seller or (iv) seeking to prohibit Purchaser or any of its subsidiaries from effectively controlling in any material respect the business or operations of Seller or any Seller Subsidiary.

(e)  No Seller Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a Seller Material Adverse Effect.

As used herein, “Seller Material Adverse Effect” means a material adverse effect (i) in the financial condition, properties, business or results of operations of Seller and its Subsidiaries, taken as a whole or (ii) on the ability of Seller to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that none of the following, in and of itself or themselves, shall constitute a Seller Material Adverse Effect:

(1) changes that are the result of general economic or business conditions in the United States or Europe;

(2) changes that are the result of factors generally affecting the industries or markets in which Seller operates, other than changes that have a disproportionate effect on Seller;

(3) any adverse change, effect or circumstance proximately caused by the pendency or the announcement of the transactions contemplated by this Agreement; or

(4) a decline in the market price of the Seller Common Stock on any national securities exchange or other established trading market on which such Common Stock is then listed, provided, however, that the existence of this clause (4) shall have no bearing on the determination of whether any events that would lead or contribute to such decline have occurred and represent a Seller Material Adverse Effect.

SECTION 6.03.  Conditions to Obligation of Seller.  The obligation of Seller to sell, transfer, assign and deliver the Shares to Purchaser is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Purchaser made in this Agreement shall be true and correct (without regard to materiality qualifiers) as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a WVS-I Material Adverse Effect. Seller shall have received a certificate signed by the chief executive officer and chief financial officer of Purchaser to such effect.

(b)  Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all material obligations and material covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c)  Absence of Proceedings.  There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding that has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the Transactions or seeking to obtain from Seller or any of its subsidiaries in connection with the Transactions any damages that are material in relation to Seller and the Seller Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Seller or any of its subsidiaries of all or substantially all of the business or assets of Seller or the WVS-I Business , or to compel Seller or any Seller Subsidiaries to dispose of or hold separate all or substantially all of the business or assets of Seller or the WVS-I Business, in each case as a result of the Transactions or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on ability of Seller to acquire or hold, or exercise full rights of ownership of, the WVS-I Shares, or (iv) seeking to prohibit Seller or any of its subsidiaries from effectively controlling in any material respect the WVS-I Business.

(d)  WVS-I Restructuring.  Purchaser shall have completed the Restructuring.

(e)  No WVS-I Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a WVS-I Material Adverse Effect.

As used herein, “WVS-I Material Adverse Effect” means a material adverse effect (i) in the respective financial condition, properties, business or results of operations of the WVS-I Business, taken as a whole or of WVS-I, or (ii) on the ability of Purchaser to perform its obligations under this Agreement or the Ancillary Agreements; provided, however, that none of the following, in and of itself or themselves, shall constitute a WVS-I Material Adverse Effect:

(1) changes that are the result of general economic or business conditions in the United States or Europe;

(2) changes that are the result of factors generally affecting the industries or markets in which the WVS-I Business operates other than changes that have a disproportionate effect on WVS-I; or

(3) any adverse change, effect or circumstance proximately caused by the pendency or the announcement of the transactions contemplated by this Agreement.

(f)  Service Level Agreement.  Purchaser and WVS-I B.V. shall have executed signature pages to a service level agreement (the “SLA”), in a form separately agreed between the parties.

SECTION 6.04.  Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.05.

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01.  Termination.  (a)  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)  by mutual written consent of Seller and Purchaser;

(ii)  by Purchaser if (x) any of the conditions set forth in Sections 6.01 or 6.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser, (y) 15 days have elapsed since the receipt by Seller of a written notice by Purchaser of such incapability and (z) Seller shall have failed to fulfill such condition within such 15-day period;

(iii)  by Seller if (x) any of the conditions set forth in Sections 6.01 or 6.03 shall have become incapable of fulfillment, and shall not have been waived by Seller, (y) 15 days have elapsed since the receipt by Purchaser of a written notice by Seller of such incapability and (z) Purchaser shall have failed to fulfill such condition within such 15-day period; or

(iv)  by Seller or Purchaser, if the Closing does not occur on or prior to December 31, 2006 (the “Outside Date”);

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such material breach would result in the inability by such party seeking termination to satisfy the other party’s conditions to Closing listed in Section  6.02(a) or (b) or Section  6.03(a) or (b), as the case may be;

(v)  by Seller or Purchaser if, upon a vote at a duly held meeting to obtain the Stockholder Approval the Stockholder Approval is not obtained;

(vi)  by Purchaser:

(a)  (1) if the Seller Board or any committee thereof withdraws or modifies, in a manner adverse to Purchaser, or proposes to withdraw or modify, in a manner adverse to Purchaser, its approval or recommendation of the Stockholder Approval, fails to recommend to Seller’s stockholders that they give the Stockholder Approval or approves or recommends, or proposes to approve or recommend, any Seller Takeover Proposal; or

(2) if the Seller Board fails to reaffirm publicly and unconditionally its recommendation to Seller’s stockholders that they give the Stockholder Approval within five days of Purchaser’s written request to do so (which request may be made at any time), which public reaffirmation must also include the unconditional rejection of any Seller Takeover Proposal if so requested by Purchaser;

(vii)  by Seller, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Purchaser of such breach (provided that Seller is not then in material breach of any representation, warranty or covenant contained in this Agreement that would provide Purchaser the right to terminate this Agreement in accordance with clause (viii) below); or

(viii)  by Purchaser, if Seller breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Seller of such breach (provided that Purchaser is not then in material breach of any representation, warranty or covenant contained in this Agreement that would provide Seller the right to terminate this Agreement in accordance with clause (vii) above).

(b)  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i)  each of Purchaser and Seller shall, and shall cause each of their respective directors, officers, employees, agents, representatives and advisors to, return to the other party all documents and other material received from such other party or any of its affiliates relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; and

(ii)  all confidential information received by each party, their respective directors, officers, employees, agents, representatives or advisors with respect to the businesses of the other party and its affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02.  Effect of Termination.  If this Agreement is terminated and the transactions contemplated by this Agreement are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.04 relating to the obligation of each party to keep confidential certain information and data obtained by it from the other party, any of its affiliates or their respective representatives, (ii) Section 10.03 relating to certain expenses, (iii) Section 7.01 and this Section 7.02 and (iv) Section 5.11 relating to publicity.  Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms, conditions, covenants and other provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE VIII

Indemnification

SECTION 8.01.  Indemnification by Purchaser.  Subject to the limitations set forth in Section 8.04, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses, including reasonable third-party legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i)  any breach of any representation or warranty of Purchaser contained in this Agreement;

(ii)  any breach of any covenant of Purchaser contained in this Agreement;

(iii)  any fees, expenses or other payments incurred or owed by Purchaser to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement;

(iv)  all liability resulting by reason of the several liability of Purchaser, WVS-I B.V. or WVS-I U.S. (or any of their subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any analogous state, local or foreign law or regulation, including the provisions of Dutch Law relating to the Tax liability of members of a fiscal unity), or by reason of Purchaser, WVS-I B.V. or WVS-I U.S. (or any of their subsidiaries) having been a member of any consolidated, combined or unitary group (or Dutch fiscal unity) on or prior to the Closing Date;

(v)  any liability of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary for Taxes of another person as transferee or successor in connection with any transaction occurring at any time prior to the Closing;

(vi)  any liability of WVS-I B.V., WVS-I U.S. or any WVS-I Subsidiary for Taxes resulting from the Restructuring or the Transactions (including any such liability resulting from actions taken by Purchaser or its affiliates on or after the Closing Date); and

(vii)  any liabilities, obligations or commitments of Purchaser or WVS-I, other than the Assumed Liabilities, to the extent not otherwise subject to indemnification under clauses (i) through (vi) above.

SECTION 8.02.  Indemnification by Seller.  Subject to the limitations set forth in Section 8.04, from and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i)  any breach of any representation or warranty of Seller contained in this Agreement;

(ii)  any breach of any covenant of Seller contained in this Agreement;

(iii)  any fees, expenses or other payments incurred or owed by Seller or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement (except to the extent included on a dollar for dollar basis in the calculation of Seller Closing Working Capital);

(iv)  all liability resulting by reason of the several liability of Seller or any of the Seller Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any analogous state, local or foreign law or regulation) in respect of a consolidated group of which such entity was a member on or prior to the Closing Date other than a group of which Seller was the common parent, or by reason of Seller or any of the Seller Subsidiaries having been a member of any consolidated, combined or unitary group (other than one of which Seller was the common parent) on or prior to the Closing Date;

(v)  any liability of Seller or any of the Seller Subsidiaries for Taxes of another person as transferee or successor in connection with any transaction occurring at any time prior to the Closing; and

(vi)  any liabilities, obligations and commitments of Seller, or any of the Assumed Liabilities, to the extent not otherwise subject to indemnification pursuant to clauses (i) through (iii) above.

SECTION 8.03.  Indemnification Procedures.  (a)  Procedures Relating to Indemnification of Third Party Claims.  If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 8.01 or 8.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party will have 60 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof.  If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice.  So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the

Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), provided, that the Indemnified Party may withhold consent to the entry of any judgment, or entrance into any settlement with respect to any Third Party Claim, if, in its reasonable discretion, such judgment or settlement does not include a complete discharge and release of the Indemnified Party from such Third Party Claim (except with respect to Third Party Claims for Taxes, where the Indemnified Party may withhold such consent if the Indemnifying Party will not be paying all of the Taxes required to be paid by that judgment or settlement).  The parties will act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties will also cooperate in any such defense, including by entering into a joint defense agreement, and give each other reasonable access to all information relevant thereto; provided, that no Indemnified Party shall be required to provide access to any documents or other information to the Indemnifying Party to the extent that the provision of such documents or other information could reasonably be expected to result in the loss of any attorney client privilege with respect thereto.  Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

SECTION 8.04.  Procedures for Non-Third Party Claims.  The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party, giving rise to the claim of indemnity pursuant hereto.  The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party will have 60 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party.  The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters.  Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters; provided, that no Indemnified Party shall be required to provide access to any documents or other information to the Indemnifying Party to the extent that the provision of such documents or other information could reasonably be expected to result in the loss of any attorney client privilege with respect thereto.

SECTION 8.05.  Limitations on Indemnification with Respect to Breaches of Representations and Warranties.  (a)  Limitations on Indemnification of Purchaser.  Notwithstanding anything in this Article VIII to the contrary, (i) Seller shall not be responsible, pursuant to Section 8.02(i), for any indemnifiable Losses suffered by any Purchaser Indemnitee arising out of a breach of any representation or warranty of Seller herein unless a claim therefor is asserted in writing within two years after the Closing Date (except that in the case of a breach of a representation or warranty contained in Section 3.16, such claim must be asserted in writing prior to the expiration of the applicable statute of limitations applicable to the underlying Tax taking all extensions into account), failing which such claim shall be waived and extinguished, (ii) Seller shall not be liable, pursuant to Section 8.02(i), for (x) any Losses suffered by any Purchaser Indemnitee unless the aggregate of all Losses suffered by the Purchaser Indemnitees exceeds, on a cumulative basis, an amount equal to at least $400,000, provided, that the Purchaser Indemnitees shall then be entitled to recover the full amount of such Losses, including any Losses included in such threshold amount or (y) any individual items where the Loss relating thereto is less than $25,000, provided, that the Purchaser Indemnities shall then be entitled to recover the full amount of such Losses, including any Losses included in such threshold amount, and (iii) the aggregate liability of Seller hereunder, pursuant to Section 8.02(i), for Losses suffered by the Purchaser Indemnitees shall in no event exceed $50 million.

(b)  Limitations on Indemnification of Seller.  Notwithstanding anything in this Article VIII to the contrary, (i) Purchaser shall not be responsible, pursuant to Section 8.01(i), for any indemnifiable Losses suffered by any Seller Indemnitee arising out of a breach of any representation or warranty of Purchaser herein unless a claim therefor is asserted in writing within two years after the Closing Date (except that in the case of a breach of a representation or warranty contained in Section 4.16, such claim must be asserted in writing prior to the expiration of the applicable statute of limitations applicable to the underlying Tax taking all extensions into account), failing which such claim shall be waived and extinguished, (ii) Purchaser shall not be liable, pursuant to Section 8.01(i), for (x) any Losses suffered by any Seller Indemnitee unless the aggregate of all Losses suffered by the Seller Indemnitees exceeds, on a cumulative basis, an amount equal to $400,000, provided, that the Seller Indemnitees shall then be entitled to recover the full amount of such Losses, including any Losses included in such threshold amount or (y) any individual items where the Loss relating thereto is less than $25,000, provided, that the Seller Indemnitees shall then be entitled to recover the full amount of such Losses, including any Losses included in such threshold amount, and (iii) the aggregate liability of Purchaser hereunder, pursuant to Section 8.01(i) or (ii), for Losses suffered by the Seller Indemnitees shall in no event exceed $50 million.

(c)  Without limiting the representations and warranties of the parties made in Articles III and IV hereof, each party acknowledges that, to its knowledge, it and its representatives have received or been afforded the opportunity to review prior to the date hereof all written materials which the other party was required to deliver or make available pursuant to this Agreement on or prior to the date hereof.  Without limiting the representations and warranties of the parties made in Articles III and IV hereof, each party acknowledges that, to its knowledge, it and its representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts and other properties and assets of the other party and its subsidiaries (except that, in the case of Purchaser, only of the WVS-I Business) that it and its representatives have desired or requested to see and/or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of the other party and its affiliates (except that, in the case of Purchaser, only of the WVS-I Business) to discuss the business.  Each party further acknowledges and agrees that, (i) other than the representations and warranties of the other party specifically contained in this Agreement, neither the other party nor its affiliates or any other person has made any representation or warranty either expressed or implied (A) with respect to the business of such other party or the transactions contemplated by this Agreement and the Ancillary Agreements or (B) as to the accuracy or completeness of any information regarding such other party or its subsidiaries or the transactions contemplated by this Agreement and the Ancillary Agreements furnished or made available to each party and its representatives and (ii) each party shall have no claim or right to indemnification pursuant to this Article VIII and neither the other party nor its affiliates or any other person shall have or be subject to any liability to it or any other person with respect to any information, documents or materials furnished by such other party, any of its affiliates or any of their respective officers, directors, employees, agents or advisors and any information, documents or material made available to each party and its representatives in certain “data rooms”, management presentations or any other form in expectation of the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, except as specifically set forth in this Agreement, each party acknowledges and agrees that neither the other party nor any of its subsidiaries makes any representations or warranties relating to the maintenance, repair, condition, design, performance or marketability of any asset of itself or its subsidiaries, including merchantability or fitness for a particular purpose.

(d)  Each of Seller and Purchaser further acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the transactions contemplated by this Agreement and the Ancillary Agreements (other than claims of, or causes of action arising from, fraud) from and after such Closing shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, each party hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) the other party or any of its indemnitees may have against such party or any of its affiliates, or their respective directors, officers, shareholders and employees arising under or based upon any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise (including with respect to environmental matters generally and any matters under the Comprehensive Environmental Response, Compensation, and Liability Act) (except pursuant to the indemnification provisions set forth in this Article VIII).

(e)  In no event shall Seller be obligated to indemnify the Purchaser Indemnitees or any other person with respect to any matter to the extent that any Loss incurred in connection with such matter was reflected on a dollar for dollar basis in the calculation of the Seller Working Capital, if any, pursuant to Section 2.04(e).  For the avoidance of doubt, the netting and aggregation of payments under Section 2.04(f) shall have no effect on the immediately preceding sentence.

(f)  In no event shall Purchaser be obligated to indemnify the Seller Indemnitees or any other person with respect to any matter to the extent that any Loss incurred in connection with such matter was reflected on a dollar for dollar basis in the calculation of the WVS-I Working Capital if any, pursuant to Section 2.04(f), including, for the avoidance of doubt, to the extent that any Debt or other items that are excluded from the definition of Assumed Liabilities are nevertheless reflected in WVS-I Closing Debt or WVS-I Closing Working Capital.  For the avoidance of doubt, the netting and aggregation of payments under Section 2.04(f) shall have no effect on the immediately preceding sentence.

SECTION 8.06.  Calculation of Indemnity Payments.  (a)  The amount of indemnification to be paid by Seller to Purchaser after the Closing shall include a gross-up to take into account Purchaser’s ownership interest in Seller.  For the avoidance of doubt (i) any gross up shall equal the amount of indemnification owed by Seller to Purchaser multiplied by one divided by a fraction, the numerator of which is the number of Fully Diluted shares of the Common Stock held on the date of such payment by Purchaser and its affiliates, designees and nominees, and the denominator of which is the number of Fully Diluted shares of Common Stock, determined as of such date, and (ii) in the event that Purchaser suffers a Loss for which indemnification is provided to Purchaser under Section 8.02(i) as a result of Losses of Seller (including Losses of Seller as a result of breach of Seller’s representations and warranties set forth in Article III), then (A) the amount of Purchaser’s Loss shall be deemed to be the full amount of such Losses of Seller (and, for the avoidance of doubt, not the percentage of such Losses of Seller represented by the percentage of issued and outstanding Common Stock held by Purchaser) and (B) no gross up shall be paid.  For the avoidance of doubt, the amount of the Loss arising out of any item included as a liability in calculating either Seller or WVS-I Closing Working Capital or Seller or WVS-I Closing Debt, as applicable, shall be calculated net of the amount so included.  The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of the reported value of such Current Asset used in calculating either Seller or WVS-I Closing Working Capital, as applicable.

(b)  The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount.  In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount.

SECTION 8.07.  Tax Treatment of Indemnification.  For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the purchase price for the Shares.

ARTICLE IX

Tax Matters

SECTION 9.01.  Transfer Taxes.  (a)  Seller and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes.  Seller and Purchaser, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(b)  Seller shall pay all Transfer Taxes after the Closing (unless Applicable Law requires otherwise).

(c)  Seller agrees to retain all records relating to the finances and Taxes of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) for all taxable periods ending on or prior to the Closing Date until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate.  Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

SECTION 9.02.  Tax Filings and Other Tax Matters.  (a)  Pre-Closing Tax Period Tax Returns.  (i)   Purchaser shall prepare and timely file (or cause to be prepared and timely filed) the following Tax Returns on a basis consistent with existing procedures for preparing such Tax Returns and pay Taxes shown as due thereon: (A) all Tax Returns of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) due on or prior to the Closing Date (taking all validly-requested extensions into account) and (B) all Income Tax Returns of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) due after the Closing Date in the case of a combined, consolidated or unitary Income Tax Return that includes an affiliate of Purchaser which is not being transferred pursuant to this Agreement.

  (ii)  Except as provided in clause (i) of this Section 9.02(a), as to any Tax Returns of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) for Income Taxes due after the Closing Date for tax periods ending on or prior to the Closing Date, Seller shall cause WVS-I B.V. and WVS-I U.S. (and their subsidiaries) to prepare and timely file such Tax Returns in accordance with past practice (to the extent such past practice is consistent with Applicable Law and the applicable facts); provided, however, (A) Seller shall deliver any such Tax Return for any such Income Taxes to Purchaser at least 30 days before it is due (taking all validly-requested extensions into account), (B) Purchaser shall have the sole discretion to approve or modify such Tax Return by notice given at least five business days before such Tax Return is due and (C) such Tax Return shall be filed (as so approved or modified) on a timely basis by the applicable party or entity; and, provided, further, that Purchaser shall pay to Seller no later than five (5) business days before such Tax Return is due the amount of Taxes shown to be due on such Tax Return to the extent that such amount exceeds the amount of such Taxes reflected on a dollar for dollar basis in the calculation of the WVS-I Closing Working Capital.

(b)  Straddle Period Tax Returns.  (i)  As to any Tax Return of WVS-I B.V. and WVS-I U.S. (or any of their subsidiaries) for a tax period that begins before and ends after the Closing Date (a “Straddle Period”), Seller shall cause WVS-I B.V. and WVS-I U.S. (and their subsidiaries) to prepare and timely file (or cause to be prepared and timely filed) such Tax Return in accordance with past practice (to the extent such past practice is consistent with Applicable Law and the applicable facts) and pay all Taxes due with respect thereto; provided, however, (A) Seller shall deliver any such Tax Return for any such Taxes to Purchaser at least 30 days before it is due in the case of Tax Returns for Income Taxes and five (5) business days before it is due for all other Tax Returns (in each case taking all validly-requested extensions into account) and shall make or cause to be made any and all changes to such Tax Return reasonably requested by Purchaser relating to the Pre-Closing Tax Period by notice given at least five (5) business days before such Tax Return is due in the case of Tax Returns for Income Taxes and at least two (2) business days before it is due for all other Tax Returns and (B) such Tax Return shall be filed (as so approved or modified) on a timely basis by the applicable party or entity; and, provided, further, that Purchaser shall pay to Seller no later than five (5) business days before such Tax Return is due in the case of Tax Returns for Income Taxes and at least two (2) business days before it is due for all other Tax Returns the amount of Taxes for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shown to be due on such Tax Return to the extent that such amount exceeds the amount of such Taxes for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period reflected on a dollar for dollar basis in the calculation of the WVS-I Closing Working Capital.

  (ii)  All Tax Returns for any tax period that includes the Closing Date shall be filed on the basis that the relevant tax period ended as of the close of business on the Closing Date (and thus that Section 9.02(b)(i) does not apply), unless such a Tax Return would be clearly contrary to Applicable Law.

  (iii)  In the case of any Straddle Period, (i) real, personal and intangible property Taxes (“Property Taxes”) of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) (other than Property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, the Tax Period of any partnership or other pass-through entity in which WVS-I B.V. and WVS-I U.S. (and their subsidiaries) holds a beneficial interest shall be deemed to terminate at such time).

(c)  Cooperation.  Seller and Purchaser shall each reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of WVS-I B.V. and WVS-I U.S. (and their subsidiaries) including maintaining and making available to each other all records necessary in connection with Taxes relating to such Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to such Tax Returns.  Purchaser and its affiliates will need access, from time to time after the Closing Date, to certain accounting and Tax records and information held by Seller or WVS-I B.V. and WVS-I U.S. (and their subsidiaries) to the extent such records and information pertain to events occurring prior to the Closing.  Therefore, Seller shall, and shall cause WVS-I B.V. and WVS-I U.S. (and their subsidiaries) to, (i) use its best efforts to properly retain and maintain such records until such time as Purchaser agrees that such retention and maintenance is no longer necessary and (ii) allow Purchaser and its agents and representatives (and agents or representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as Purchaser may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Purchaser’s expense.

ARTICLE X

Miscellaneous

SECTION 10.01.  Assignment.  Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by either party hereto without the prior written consent of the other party hereto, except that (a) Seller may assign its right to purchase the WVS-I Shares and  receive the Cash Payment hereunder to any of its wholly owned subsidiaries without the prior written consent of Purchaser and (b) Purchaser may assign any rights and obligations hereunder to any of its wholly owned subsidiaries without the prior written consent of Seller.  Notwithstanding the foregoing, each of Purchaser and Seller shall remain liable for all of their respective obligations under this Agreement, irrespective of any assignment.  Subject to the first sentence of this Section 10.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person shall have any right, obligation or benefit hereunder.  Any attempted assignment or transfer in violation of this Section 10.01 shall be void.

SECTION 10.02.  No Third-Party Beneficiaries.  Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 10.03.  Expenses.  (a)  Whether or not the transactions contemplated by this Agreement are consummated, except as provided below or as otherwise expressly provided herein each of the parties hereto shall be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party.

(b)  Purchaser and Seller shall prior to Closing each pay one-half of any filing fee required under the HSR Act and all other Applicable Laws relating to competition; provided, that any such fees paid after Closing shall be paid by Seller (without any gross-up).

(c)  Seller shall pay to Purchaser a fee of $10 million if:  (i)  Purchaser terminates this Agreement pursuant to Section 7.01(a)(vi); (ii) any person makes a Seller Takeover Proposal or publicly discloses its intention (whether or not conditional and whether or not withdrawn) to make a Seller Takeover Proposal or such a Seller Takeover Proposal or intention has otherwise become widely known to Seller’s stockholders and thereafter this Agreement is terminated pursuant to Section 7.01(a)(v); (iii) (A) any person makes a Seller Takeover Proposal prior to the date that is 60 days prior to the Outside Date and such Seller Takeover Proposal was not withdrawn prior to such date and (B) the Stockholder Approval is not obtained prior to termination of this Agreement; or (iv) this Agreement is terminated pursuant to Section 7.01(a)(viii) as a result of a breach of Section 5.07 prior to receipt of the Stockholder Approval and within 18 months of such termination Seller or shareholders of Seller enter into a definitive agreement to consummate, or consummates, the transactions contemplated by a Seller Takeover Proposal.  Any fee due under this Section 10.03(c) shall be paid by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (iv) above such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions), and shall be subject to a credit for any expense reimbursement actually paid pursuant to Section 10.03(d).

(d)  Seller shall reimburse Purchaser for all its out-of-pocket expenses actually incurred in connection with this Agreement and the Ancillary Agreements and the other Transactions if this Agreement is terminated pursuant to Section 7.01(a)(vi) or 7.01(a)(viii).  Purchaser shall reimburse Seller for all its out-of-pocket expenses actually incurred in connection with this Agreement and the Ancillary Agreements and other Transactions if this Agreement is terminated pursuant to Section 7.01(a)(vii).  Such reimbursement shall be paid upon demand following such termination, except that no payment shall be due by Seller under this Section 10.03(d) if Seller has previously made any payment due under Section 10.03(c).

SECTION 10.04.  Notices.  All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient and (d) one business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i)	if to Seller, iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803 USA Attention: Jonathan Draluck Facsimile: (781) 505-7304
with a copy to: Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 USA Attention: Johan V. Brigham, Esq.
(ii)	if to Purchaser, KPN Telecom B.V. Maanplein 1, 2516 CK The Hague, The Netherlands Attention: Craig Allwright Facsimile: +31 70 446 0675
with a copy to: Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR Attention: Philip J. Boeckman, Esq.

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 10.04.

SECTION 10.05.  Headings; Certain Definitions.  (a)  The descriptive headings of the several Articles and Sections of this Agreement and the Schedules to this Agreement and the Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to “Articles”, “Sections”, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated.

(b)  For all purposes hereof:

“affiliate” of any party means any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Assumed Liabilities” means all liabilities, obligations and commitments of WVS-I and the Purchaser and their subsidiaries and affiliates that relate to or arise out of the WVS-I Business other than (1) any Excluded Employee Liabilities (as defined in Schedule 5.08(b)), (2) any liabilities, obligations or commitments with respect to any suit, action or proceeding that is pending prior to the Closing; (3) any obligations, liabilities or commitments with respect to leases or subleases for real property other than those set forth in Schedule 10.05-2; (4) any pre-Closing Debt of WVS-I or the WVS-I Subsidiaries; (5) any liability, obligation or commitment for taxes relating to any period or partial period ending on or prior to the Closing Date; or (6) any pre-Closing liability, obligation or commitment of WVS-I or any WVS-I Subsidiary to Purchaser or any affiliate of Purchaser (other than to WVS-I or any WVS-I Subsidiary).

“business day” shall refer to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“including” means including, without limitation.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

For purposes of this Agreement, references to documents or other information having been “delivered” or “made available” by one party to another party shall be deemed to mean that such document or other information (i) at least one full day was posted prior to the date hereof to the electronic data sites maintained by the parties for purposes of this transaction, and to which access has been given to the other party or (ii) delivered (including by e-mail) to the other party.

SECTION 10.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person, by facsimile, or by electronic image scan.

SECTION 10.07.  Integrated Contract; Exhibits and Schedules.  This Agreement, including the Schedules (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 10.13 hereof, the Confidentiality Agreement and the Ancillary Agreements, including the schedules and exhibits thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.  There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder.  In the event of any conflict between the provisions of this Agreement (including the Schedules (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 10.08.  Severability; Enforcement.  The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

SECTION 10.09.  Governing Law.  This Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

SECTION 10.10.  Jurisdiction.  Each party irrevocably agrees that any legal action, suit or proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such action, suit or proceeding.

SECTION 10.11.  Service of Process.  Each of the parties agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to Section 10.10.

SECTION 10.12.  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto.  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.12.

SECTION 10.13.  Amendments.  This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

IBASIS, INC.,

by

/s/ Ofer Gneezy
Name: Ofer Gneezy Title: President & CEO

KPN TELECOM B.V.,

by

/s/ Eelco Blok
Name: Eelco Blok Title: Member of the Board

Schedule 5.05

Seller and Purchaser shall use their reasonable best efforts jointly (including through their respective representatives) to obtain approval from Nasdaq of the rights in respect of the Veto Matters (as defined in the By-laws) and other corporate governance matters set forth in this Agreement and the By-laws Amendments or receive an interpretation of Nasdaq that such matters are not incompatible with such rules and policies (both parties shall jointly agree on the approach to receiving such approval or interpretation from Nasdaq and participate in any communications with Nasdaq for that purpose).

In the event that prior to Listing Nasdaq considers the rights in respect of the Veto Matters (as defined in the By-law Amendments) or other corporate governance matters set forth in this Agreement and the By-laws to be incompatible with the rules and policies of Nasdaq, then Seller and Purchaser agree to negotiate in good faith for a reasonable period of time to determine whether they can mutually agree to amend the terms of this Agreement or the By-laws in order to bring the Veto Matters or such other corporate governance matters into compliance with such rules and policies (it is understood and agreed that the parties will negotiate to preserve the overall corporate governance relationship between the parties reflected in this Agreement and the By-laws and shall, to the extent any rights of Purchaser are agreed to be modified, make modifications to any restrictions on Purchaser), provided that if the parties cannot in good faith reach agreement on such amended terms, neither party shall be required hereunder to agree to any amendment of this Agreement or the By-laws.

In the event that Seller is Listed on Nasdaq and Purchaser shall hold less than a majority of the issued and outstanding Common Stock of Seller such that the “controlled company” exception is no longer available to Seller in respect of the majority independent board listing requirement of Nasdaq, then Seller and Purchaser agree to negotiate in good faith to modify the composition of the Board of Directors within any applicable grace periods of Nasdaq to the extent necessary to bring Seller into compliance with such majority independent board listing requirements as shall be in effect at the time.  It is understood and agreed that if the parties do not mutually agree otherwise and such change is necessary for such compliance, Seller and Purchaser shall use their reasonable best efforts to cause the simultaneous resignation from the Board of Directors of one executive member of the Board of Directors and one KPN-Nominated Director for such time as is necessary to maintain compliance with the majority independent board listing requirement.